     As filed with the Securities and Exchange Commission on March 14, 2000
                                                       Registration No. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                         FUTURE MEDIA PRODUCTIONS, INC.
             (Exact Name of Registrant as Specified in its Charter)

         California                         3652                       95-4486758
         (State or
    Other Jurisdiction of       (Primary Standard Industrial        (I.R.S. Employer
ncorporationIor Organization)    Classification Code Number)       Identification No.)

                                ---------------

                                25136 Anza Drive
                           Valencia, California 91355
                                 (661) 294-5575
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                ---------------

                                  ALEX SANDEL,
                                   President
                         Future Media Productions, Inc.
                                25136 Anza Drive
                           Valencia, California 91355
                                 (661) 294-5575
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                               Agent for Service)

                                ---------------

                                   Copies to:

       Murray Markiles, Esq.                Robert K. Montgomery, Esq.
        Scott D. Galer, Esq.                   Anton W. Leung, Esq.
     Phillip Gharabegian, Esq.              Gibson, Dunn & Crutcher LLP
   Troop Steuber Pasich Reddick &             2029 Century Park East
             Tobey, LLP                    Los Angeles, California 90067
       2029 Century Park East                     (310) 552-8500
   Los Angeles, California 90067
           (310) 728-3000

                                ---------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered in this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                              Proposed Maximum
           Title of Each Class of                 Aggregate        Amount of
         Securities to be Registered          Offering Price(1) Registration Fee
--------------------------------------------------------------------------------
Common Stock, no par value...................    $70,000,000        $18,480

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee, pursuant to Rule 457(o) under the Securities Act of 1933.

                                ---------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. Future + +Media may not sell these securities until the registration statement filed + +with the Securities and Exchange Commission is effective. This prospectus is + +not an offer to sell these securities and it is not soliciting an offer to + +buy these securities in any state where the offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                      SUBJECT TO COMPLETION-MARCH 14, 2000

PROSPECTUS
--------------------------------------------------------------------------------

                                        Shares

                       [LOGO OF FUTURE MEDIA PRODUCTIONS]

                                  Common Stock

--------------------------------------------------------------------------------

Future Media is offering         shares and the selling shareholders are
offering        shares of common stock in an initial public offering. Prior to this offering, there has been no public market for Future Media's common stock. Future Media will not receive any proceeds from the sale of shares by the selling shareholders.

Future Media is an independent manufacturer/replicator of Digital Versatile Discs (DVDs) and Compact Discs (CDs). Future Media targets its sales to companies in industries including Internet/online, film and entertainment, edutainment software, publishing and computer hardware.

It is anticipated that the public offering price will be between $   and $
per share. Application has been made to include the common stock for quotation in the Nasdaq National Market under the symbol "FMPI".

                                                                    Per
                                                                   Share  Total
   Public offering price......................................... $       $
   Underwriting discounts and commissions........................ $       $
   Proceeds, before expenses, to Future Media.................... $       $
   Proceeds to selling shareholders.............................. $       $

See "Risk Factors" on pages 8 to 13 for factors that should be considered beforeinvesting in the shares of Future Media.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission hasapproved or disapproved of these securities or passed upon the accuracy or adequacy of thisprospectus. Any representation to the contrary is a criminal offense.


--------------------------------------------------------------------------------

The underwriters may purchase up to        additional shares from Future Media
and        additional shares from the selling shareholders at the public offering price, less underwriting discounts and commissions. Delivery and
payment for the shares will be on           , 2000.

Prudential Volpe Technology
   a unit of Prudential
   Securities

                                                              CIBC World Markets

       , 2000

Description of Photographs:

  . Photographs of Future Media's headquarters, mastering facility, replication machines and printing machines.

  .  Collage of manufactured DVDs and CDs.

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    4

Risk Factors........................    8

Forward-Looking Statements..........   13

Termination Of S Corporation
 Status.............................   14

Use Of Proceeds.....................   15

Dividend Policy.....................   15

Dilution............................   16

Capitalization......................   17

Selected Financial Data.............   18

Management's Discussion and Analysis
 Of Financial Condition and Results
 Of Operations......................   20

Industry Overview...................   26

Business............................   28

Management..........................   37

Certain Relationships and Related
 Transactions.......................   42

Principal and Selling Shareholders..   44
Description Of Capital Stock........   45

Shares Eligible For Future Sale.....   46

Underwriting........................   47

Legal Matters.......................   49

Experts.............................   49

Where You Can Find More
 Information........................   49

Index To Financial Statements.......  F-1

--------------------------------------------------------------------------------

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                               PROSPECTUS SUMMARY

  This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information you should consider before investing in the common stock of Future Media. You should read the entire prospectus carefully.

                                  Future Media

  We are an independent manufacturer/replicator of Digital Versatile Discs
(DVDs) and Compact Discs (CDs). We target our sales to companies in industries including Internet/online, film and entertainment, edutainment software, publishing and computer hardware. Our customers include America Online, Inc., Modus Media International Holdings, Inc., Havas Interactive, Inc., GT Interactive Software, Lions Gate Entertainment, infoUSA Inc., Interplay Entertainment Corp., Juno Online Services, Inc. and a major motion picture distributor.

  We have successfully implemented our business model, which consists of the following elements:

  . High volume customers: Our customer base is comprised of some of the highest volume customers of DVDs and CDs.

  . High replication capacity: Since inception we have continued to add new equipment and have become one of the largest independent manufacturers/replicators of DVDs and CDs in the United States.

  . Low cost structure: We achieve substantial economies of scale through our optimally designed facility at a single locale, our dedication to maximizing machine uptime and our flat organizational structure.

  . Superior turnaround service: We are dedicated to providing superior turnaround service by maintaining high throughput mastering technologies and high DVD/CD graphic printing capacity and by efficiently managing operational workflow.

  To implement our business model, we have developed a focused operating approach founded on the following key principles:

  . High capacity manufacturing capabilities at a single locale;

  . Optimally designed manufacturing facilities;

  . Self sufficient repair, maintenance and engineering capabilities;

  . Technologically advanced manufacturing equipment; and

  . Marketing our services directly to senior management.

  We believe that our focused operating approach distinguishes us from our competitors. We also believe that the effectiveness of our operating approach has been proven through the growth in our targeted customer base, the retention of our customers and our demonstrated long-term financial performance.

  To foster our continued growth in line with our business model, we plan to pursue the following opportunities:

  . Capitalize on the continuing growth of the DVD market;

  . Expand our position as a low cost CD manufacturer within the Internet/online, film and entertainment, edutainment software, publishing and computer hardware industries; and

  . Actively stimulate new CD replicating business through targeted Internet related marketing programs.

  We are a California corporation. Our executive offices are located at 25136 Anza Drive, Valencia, California 91355, and our telephone number is (661) 294-5575.

                                  The Offering

 Shares offered by Future Media................     shares

 Shares offered by the selling shareholders....     shares

 Total shares outstanding after this offering..     shares

 Use of proceeds by Future Media............... To repay all existing debt, to purchase capital equipment, to
                                                distribute retained earnings
                                                including an amount for the
                                                purpose of paying income taxes
                                                on our 2000 S Corporation
                                                earnings to our existing
                                                shareholders, and for general
                                                corporate purposes, including
                                                potential strategic
                                                investments.
 Proposed Nasdaq National Market symbol........ FMPI

  Except as otherwise noted, all information in this prospectus regarding the number of outstanding shares of common stock does not include:

  . shares that the underwriters may purchase if they exercise their over-allotment option;

  . 1,200,000 shares of common stock available for issuance pursuant to our 1998 stock incentive plan, of which 828,000 shares were subject to outstanding options as of the date of this prospectus at a weighted average exercise price of $11.35 per share; and

  . 366,600 shares of common stock issuable upon exercise of warrants issued to David Moss, our Vice President-Operations, at an exercise price of $0.0017 per share.

  Also, except as otherwise noted, all information in this prospectus has been adjusted to give effect to the change of the status of Future Media from an S Corporation to a C Corporation for income tax purposes.

                                  Risk Factors

  You should consider the risk factors and the impact of events that could adversely affect our business before investing in our common stock.

                   Summary Selected Financial and Other Data
             (in thousands, except for per share and employee data)

  The following table summarizes certain selected financial and operating data contained in the financial statements and elsewhere in this prospectus.

                                           Year Ended December 31
                                   -------------------------------------------
                                    1995     1996     1997     1998     1999
                                   -------  -------  -------  -------  -------
Statement of Income Data:
Net sales........................  $26,972  $25,814  $36,042  $43,311  $53,002
Cost of goods sold...............   14,821   11,972   23,132   27,304   31,938
                                   -------  -------  -------  -------  -------
Gross profit.....................   12,151   13,842   12,910   16,007   21,064
Selling, general and
 administrative expenses.........    6,093    2,537    4,214    4,232    4,201
Stock related compensation
 expense(1)......................      --       --       --     3,055      720
Abandoned offering costs.........      --       --       --       676      --
                                   -------  -------  -------  -------  -------
Income from operations...........    6,058   11,305    8,696    8,044   16,143
Interest income..................       12      252       42       35        1
Interest expense.................     (957)  (1,108)    (818)  (1,264)  (1,404)
Change in accounting estimate for
 royalties(2)....................      --     3,770      --       --       --
                                   -------  -------  -------  -------  -------
Income before state income
 taxes...........................    5,113   14,219    7,920    6,815   14,740
Provision for state income
 taxes...........................       72      223      120      102        2
                                   -------  -------  -------  -------  -------
Net income.......................  $ 5,041  $13,996  $ 7,800  $ 6,713  $14,738
                                   =======  =======  =======  =======  =======
Pro Forma Statement of Income
 Data (unaudited)(3):
Income before provision for
 income taxes....................                                      $14,740
Pro forma income tax provision...                                        5,896
                                                                       -------
Pro forma net income.............                                      $ 8,844
                                                                       =======
Pro forma basic earnings per
 share...........................                                      $  0.98
                                                                       =======
Pro forma diluted earnings per
 share...........................                                      $  0.86
                                                                       =======
Weighted average shares
 outstanding--basic..............                                        9,000
                                                                       =======
Weighted average shares
 outstanding--diluted............                                       10,336
                                                                       =======
Other Data:
Capital expenditures.............  $ 6,277  $ 1,585  $ 3,642  $ 6,752  $15,226
Depreciation and amortization....    1,053    1,389    1,950    2,861    4,368
Number of full-time employees at
 period end......................       44       57       75       92      127

                                                          December 31, 1999
                                                     ---------------------------
                                                                         Pro
                                                              Pro     Forma As
                                                     Actual Forma(4) Adjusted(5)
                                                     ------ -------- -----------
Balance Sheet Data:
Current assets...................................... $8,253  $8,553     $
Property and equipment, net......................... 29,837  29,837
Total assets........................................ 41,089  41,389
Current liabilities................................. 16,165  33,272
Long-term debt, less current portion................  5,327   5,327
Total shareholders' equity.......................... 19,469   2,362

--------
(1) On January 1, 1998, we granted warrants to purchase 366,600 shares of common stock at an exercise price of $0.0017 per share to David Moss, our Vice President--Operations. These warrants expire on December 31, 2007. In connection with the grant of these warrants, we recognized compensation expense of $3,055,000 in 1998 representing the excess of the estimated fair value of the shares over the exercise price. In 1999 our existing shareholders committed to give 30,000 shares of their stock to a director for services to us. For the year ended December 31, 1999 we recorded stock related compensation expense of $720,000 for this commitment, based upon the estimated fair value of the shares to be given.
(2) We executed license agreements with two developers of CD technology effective June 1, 1996 and October 1, 1996, respectively. The agreements set forth royalty rates payable to the licensors for the license to manufacture and sell CDs. We reached settlements totaling $70,000 for CD sales occurring before the effective dates of the agreements. Because of the settlement amounts, our prior estimates of royalty liabilities were overstated by approximately $3,770,000 and the adjustment to the accruals was made in 1996.
(3) We have been exempt from paying federal income taxes and have paid certain state income taxes at a reduced rate because of our S Corporation status. Upon the completion of this offering, our S Corporation status will terminate. Pro forma statement of income data reflect the income tax expense recordable had we not been exempt from paying taxes under the S Corporation election. Because of the termination of our S Corporation status, we will be required to record a one-time, non-cash charge against historical earnings for additional deferred taxes based upon the increase in the effective tax rate from our S Corporation status (1.5%) to C Corporation status (approximately 40%). This charge will occur in the quarter during which our S Corporation status is terminated. If this charge was recorded at December 31, 1999, the amount would have been approximately $2.7 million.
(4) The pro forma balance sheet reflects (i) an accrual for the distribution of retained earnings of approximately $14.4 million to our current shareholders, including an amount for the purpose of paying income taxes on S Corporation earnings and (ii) the recording of additional deferred taxes of approximately $2.7 million based on the increase in the effective tax rate upon our anticipated change from an S Corporation to a C Corporation.
(5) Adjusted for pro forma adjustments discussed above and to give effect to the receipt and application of the estimated net proceeds of this offering,
    including a deduction of $     to be paid to Averil Capital Markets Group,
    Inc., a company controlled by one of our directors upon the closing of this offering and the repayment of existing bank debt.

                                  RISK FACTORS

  You should carefully consider the following risk factors, in addition to the other information in this prospectus, before purchasing shares of our common stock. Each of these risk factors could adversely affect our business, operating results and financial condition as well as adversely affect the value of an investment in our common stock.

  Risks Related to Our Business

  We do not have long-term purchase contracts with our customers and therefore our customers could stop doing business with us at any time.

  Generally, we do not have agreements with our customers that contain purchase commitments or guarantees for an ongoing business relationship. Accordingly, our customers could stop doing business with us at any time and we cannot guarantee an ongoing business relationship with our customers. Since we operate with virtually no backlog, if a customer stops doing business with us, we may not be able to replace the lost business with business from another existing client or a new client. To the extent we are unable to replace the business, some of our capacity would go unused, our revenues could decline and our results of operations may be adversely affected.

  Our focus on high volume customers results in customer concentration and increases the likelihood that losing a single customer would have an adverse impact on our revenues and results of operations.

  As part of our business model, we seek to replicate DVDs and CDs for high volume customers to reduce our marginal production costs. This strategy results in customer concentration and has inherent risks. For example, our top three customers, America Online, Inc., Modus Media International Holdings, Inc., and Havas Interactive, Inc. accounted for approximately 56% of our net sales for the year ended December 31, 1999. If we lose any of our large customers, our revenues may be reduced and our operating results may be adversely impacted. Additionally, the merger between America Online, Inc. and Time Warner may result in the diversion of some replication business from us to Time Warner's internal DVD and CD manufacturing operations.

  If DVD and/or CD prices decline, our revenues and margins may be reduced and our operating results may be adversely impacted.

  Since the introduction of CD media in 1982, there has been a significant growth in the CD replicating business, which has attracted numerous entrants and resulted in increased worldwide CD production capacity. As a result of this increased competition, wholesale CD prices have historically declined. If CD prices decline further we may not be able to reduce our costs or increase our volume to offset the decline in price. Additionally, if the acceptance of the DVD medium continues to grow, the DVD replicating business may attract new entrants, which may result in an increased worldwide DVD production capacity. As a result, wholesale DVD prices may decline and we may not be able to reduce our costs or increase our volume to offset the decline in price. These pricing pressures in the DVD and CD replication business could reduce our revenues and margins, which would adversely impact our operating results.

  We may not succeed in developing a substantial DVD customer base, which would adversely impact our growth strategy.

  We commenced our DVD production in the fourth quarter of 1999. Our growth strategy depends in part on our ability to attract additional DVD customers. We believe motion picture producers and distributors, computer hardware manufacturers and producers of computer software and games will primarily drive DVD sales. Although we plan to expand our customer relationships, we will be competing for DVD business with captive DVD manufacturers of major motion picture companies and we may not be successful in attracting additional DVD customers.

  We may experience operational downtime if we are forced to move production to another facility.

  Since our business model is based on operating replicating facilities at a single geographic locale to achieve efficiencies associated with high volume, we will not be able to move production quickly to another facility if we experience operational downtime or capacity reduction. Earthquakes, power outages, or other events outside of our control could cause such operational downtime or capacity reduction. Any operational downtime or capacity reduction could result in the loss of major orders or customers and have a disproportionate adverse impact on our business, financial condition and results of operation.

  We substantially depend upon our key personnel and they would be difficult to replace.

  We depend on our executive officers for our success and the loss of any of these officers or key employees could disrupt our business. We depend on our key executives, including Alex Sandel, who is our Chief Executive Officer and David Moss, who is our Vice President--Operations. In addition to his management duties, Mr. Sandel also plays a key role in our sales and marketing efforts. We have entered into an employment agreement with Mr. Moss. In addition, we have purchased $3 million of "key person" life insurance on each of Messrs. Sandel and Moss, of which we are the sole beneficiary. However, in the event of the death of either of these executive officers, the proceeds of such insurance may not be sufficient to offset our loss.

  Because our operating results may fluctuate and are unpredictable from quarter to quarter, our share price may be adversely affected.

  Our net sales, net income and results of operations have fluctuated from quarter to quarter, and we expect these fluctuations to continue in the future because of many factors, including:

  . seasonal pattern of certain of the businesses we serve;

  . timing of new product releases by our customers;

  . commercial success of products offered by our customers;

  . timing of expenses incurred to obtain and support new business; and

  . general changes in economic and industry conditions.

  The demand for DVDs and CDs is usually highest in the second half of the year concurrent with the new school year and holiday gift purchases. This seasonality could result in significant quarterly variations in financial results, with the third and fourth quarters generally being the strongest. Additionally, we anticipate that demand for DVDs will be somewhat dependent on the timing of motion picture releases, with DVDs typically being released six months following the theatrical release of a motion picture. We may not be able to adequately reduce our costs on a timely basis if our revenues do not meet expectations in any given quarter. In addition, historically our product mix has been more heavily weighted to lower margin customers in the first six months of each year. If our results of operations for any period fall below the expectations of securities analysts or investors, the price of our common stock could decline.

  We heavily rely on our customers in the Internet and computer software industries and our operations could be impaired if demand from such industries drops.

  Currently, a substantial portion of our sales is to Internet service providers and computer software companies. We are dependent upon the continued growth and financial stability of the Internet and computer software industries, which may be affected by changes in any of the following:

  . economic conditions;

  . consumer trends and preferences;

  . sales of personal computers;

  . the installed base of CD-ROM and DVD drives in computers; and

  . sales of interactive game consoles.

  Our sales are also dependent upon the ability of software publishers to create commercially successful content and Internet service providers continuing to market their services through the mass distribution of CDs.

  If we do not respond to technological change, we could lose customers and our services could become obsolete.

  The industries in which we compete are characterized by rapidly changing technologies. We may not be able to successfully adapt our manufacturing processes to new technologies. Additionally, we may not have the financial resources to make the capital expenditures necessary for such adaptations or be able to generate sufficient sales to recover these capital expenditures. If we fail to keep pace with rapidly changing industry technology, we will be at a competitive disadvantage and could lose customers. In addition, competing technologies, such as broadband data delivery systems, may render our existing and/or planned products and services obsolete.

  Our future performance and profitability could be impaired if we are unable to manage growth.

  Our future performance and profitability will depend on a number of factors, including our ability to obtain production machinery, and recruit, motivate and retain qualified personnel. In addition, our performance will depend on whether we are able to implement enhancements to our operational and financial systems, including our reporting obligations for being a public company. Moreover, our management and our administrative and financial resources may face significant demands resulting from any future expansion, whether internally or through acquisitions.

  If we are unable to compete successfully against current and future competitors our revenues and operating results could be impaired.

  The DVD and CD replication industries are highly competitive. Our primary competitors include the following DVD and/or CD replication companies:
AmericDisc; Carlton Communications PLC; Cinram International, Inc.; Denon Electronics, Inc.; Disctronics, Inc.; DOCdata N.V.; JVC Corporation; and Zomax Optical Media, Inc.

  A number of these companies can handle large volume requirements and offer services not currently offered by us. In addition to the above listed companies, we compete with foreign manufacturers that can operate at lower costs. To a limited extent, we compete with large captive manufacturing divisions of major music and entertainment companies. Many of our existing competitors and future potential competitors may be larger and more established and have greater financial and other resources. As a result, such competitors may respond more quickly than us to market demands or devote greater resources to the manufacture, promotion and sale of their products.

  We heavily depend on licenses for DVD and CD technology and we may not be successful in obtaining and maintaining such licenses. We could incur significant loss of revenues if we are unable to obtain and maintain such licenses.

  We cannot guarantee that we will successfully obtain and maintain licenses for the patented technology we use. We manufacture CDs using patented technology primarily under nonexclusive licenses from U.S. Philips Corporation and Discovision Associates. These CD licenses generally provide for the payment of royalties based upon the number, type and size of CDs sold. Our license from Discovision Associates continues until the last patent covered by such license expires and our license from U.S. Philips Corporation continues until the earlier of October 1, 2006 or the expiration of the last patent covered by such license.

  In order to manufacture/replicate DVDs we must obtain licenses from U.S. Philips Corporation and Sony Corporation for certain patented DVD technology. We have entered into nonexclusive DVD licenses with U.S. Philips Corporation, which continue until October 1, 2009. Additionally, we believe we have finalized a nonexclusive DVD licensing agreement with Sony Corporation to use Sony Corporation's patented DVD technology. We are currently awaiting the receipt of the executed copy of this DVD licensing agreement with Sony Corporation. These DVD licenses generally provide for the payment of royalties based upon the number and type of DVDs sold. We cannot assure you neither we nor our licensors will not be sued for patent infringement and have to stop using the licensed technologies.

  Our operating results could be impaired by burdensome environmental regulation and other legal uncertainties.

  Since the DVD and CD manufacturing processes involve the use of hazardous materials, we are subject to federal, state and local regulations governing the storage, use and disposal of hazardous materials. Our liability in the event of an accident or the costs of remediation could exceed our resources or insurance coverage. Also, we may have to incur substantial expenditures as a result of having to engage in preventive or remedial action, having to reduce chemical exposure or dealing with waste treatment or disposal.

  Risks Related to this Offering and Our Common Stock

  The rights of our shareholders could be adversely affected because our founders control us.

  Upon completion of this offering, two of our founders can elect or remove all members of the board of directors and thereby control our affairs and management. Moreover, upon completion of this offering, these two founders, Alex Sandel and Jason Barzilay, will beneficially own approximately % ( % if the underwriters' over-allotment option is exercised in full) of our outstanding shares. As a result of such ownership, these founding shareholders, acting together, can determine the outcome of elections and other matters presented to our shareholders for approval. Such concentration of ownership may cause any of the following:

  . delay, defer or prevent a change in our control;

  . adversely affect the voting and other rights of our other shareholders;
    and

  . depress the price of our common stock.

  Our existing shareholders will receive substantial benefits from this offering.

  Our existing shareholders will receive substantial benefits from the sale of our common stock in this offering. Specifically, we expect to use approximately $27.9 million of the net proceeds from this offering to repay our borrowings (including approximately $8.3 million which will be distributed to existing shareholders for 1998 and 1999 S Corporation taxes) that our existing shareholders personally guaranteed. Our existing shareholders will be released from such guarantees when we repay our borrowings. Moreover, we expect to distribute approximately $8.9 million of the net proceeds from this offering to our existing shareholders as a distribution of retained earnings including an amount for the purpose of paying income taxes on 2000 S Corporation earnings.
In addition, the selling shareholders will receive net proceeds of $    million
in the aggregate, and may benefit from increased liquidity of their remaining investment in us resulting from this offering.

  Purchasers in this offering will experience immediate and substantial dilution.

  If you purchase our common stock upon completion of this offering, you will experience an immediate and substantial dilution in the pro forma net tangible book value of the common stock from the initial public offering price. You will
sustain an immediate and substantial dilution of $     per share, (assuming an
initial public offering price of $      per share), based on the pro forma net
tangible book value at December 31, 1999 of $2.4 million. If outstanding stock options and warrants are exercised then you will experience additional dilution.

  No prior public market exists for our common stock and no active trading market may develop.

  Prior to this offering our common stock has not had a public market. Additionally, we cannot be certain that as a result of this offering an active trading market for our common stock will develop, or if it develops whether it will continue.

  Our stock price could fluctuate and we cannot assure you that the shares offered pursuant to this offering will trade at market prices in the range of the initial public offering price.

  The initial public offering price does not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value. The initial public offering price of the shares of our common stock is negotiated with the selling shareholders and the underwriters. The trading price of our common stock could be subject to wide fluctuations in response to any of the following:

  . variations in our operating results;

  . announcements relating to our business (including new product introductions by us or by our competitors);

  . technological trends;

  . securities analysts changing financial estimates;

  . changes in the stock price or operating performance of other companies investors may deem comparable to us;

  . changes in general economic conditions or the financial markets; and

  . changes in the manufacturing or retail industries.

  Sales of additional shares of our common stock into the public market may cause our stock price to fall.

  Upon completion of this offering, we will have    shares of common stock
outstanding (    if the underwriters' over-allotment option is exercised in
full). Of those    shares, a total of      shares (plus    additional shares if
the underwriters exercise their over-allotment option in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended, unless purchased or held by our affiliates as that term is defined in Rule 144 under the Securities Act. Pursuant to Rule 144, sales of common stock by our affiliates are subject to the volume limitations, manner of sale, and notice requirements. All of our executive officers, directors and shareholders, including the selling shareholders, will execute lock-up agreements under which they will agree to not sell or otherwise transfer, directly or indirectly, any shares of common stock or any securities convertible into, or exercisable or exchangeable for, any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. After the expiration of the 180-day period, shares that can be sold under Rule 144 will be eligible for sale. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares of our common stock subject to these lock-up agreements. Sales of substantial amounts of our common stock in the public market, or the perception sales could occur, could adversely affect the prevailing market price for the common stock and could impair our ability to raise capital through a public offering of equity securities.

   Number of shares      Date of availability for resale into public market
   ----------------      --------------------------------------------------
   9,000,000        180 days after the date of this prospectus due to a lock-up agreement our two existing shareholders have with
                    Prudential Securities. However, Prudential Securities can
                    waive this restriction at any time and without notice.
                    Since these shares are held by our affiliates, sales of
                    these shares will also be subject to the volume limitations of Rule 144.

  Provisions in our charter documents could deter takeover efforts or depress our stock price.

  Provisions of our Articles of Incorporation, Bylaws and California law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock issued in the future. Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by our shareholders. Following this offering, we will not have any shares of preferred stock outstanding and we have no present intention to issue any shares of preferred stock. However, preferred stock could be issued with voting, liquidation, dividend and other rights superior to those of the common stock. An issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock, which may depress the market value of our common stock.

  Provisions of our Articles of Incorporation make it difficult for minority shareholders to obtain representation on the board of directors. Our Articles of Incorporation provide cumulative voting rights of shareholders, which cease at such time we have 800 or more holders of our common stock as of the record date of our most recent annual meeting of shareholders. This provision has the effect of making it more difficult for minority shareholders to obtain representation on the board of directors once we have 800 or more shareholders.

                           FORWARD-LOOKING STATEMENTS

  This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about us, including, among other things:

  . general economic and business conditions, both nationally and in our markets;

  . our expectations and estimates concerning future financial performance, financing plans and the impact of competition;

  .  anticipated trends in our business;

  .  existing and future regulations affecting our business;

  .  successful implementation of our business strategy;

  . our relationship with large customers;

  . fluctuations in our operating results;

  . increasing adoption of alternative data delivery systems;

  . technological trends in the DVD and CD industries; and

  . other risk factors described under "Risk Factors" in this prospectus.

  In addition, in this prospectus, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions, as they relate to us, our business or our management, are intended to identify forward-looking statements.

  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. Because of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                      TERMINATION OF S CORPORATION STATUS

  We have been treated as an S Corporation since our inception. As a result, our shareholders have been directly taxed on our earnings for federal income tax purposes instead of us. Other than a tax imposed on S Corporations by the State of California (currently 1.5% of income), our shareholders have also been responsible for state income taxes on earnings. Such taxation of our shareholders will continue through the date immediately preceding the date of termination of our S Corporation status. The termination date will occur immediately prior to the closing of this offering. On the termination date, we will become a C Corporation for tax purposes and be subject to federal and state corporate income taxes.

  From January 1, 2000 through the date of this prospectus we paid an aggregate of approximately $2.3 million in dividends to our shareholders. From the date of this prospectus through April 2000 we expect to pay approximately $6.0 million in additional dividends to our shareholders. Out of the proceeds of this offering, we expect to pay approximately $8.9 million in dividends to our shareholders, including approximately $1.8 million for the purpose of paying S Corporation taxes. Pursuant to our current loan agreement with Greyrock, we may not declare or pay any dividends or make any distribution without the prior written consent of Greyrock, except for distributions to existing shareholders for the purpose of paying income taxes on our S Corporation earnings.

  We have entered into a tax indemnification agreement with our existing shareholders relating to their respective income tax liabilities. The tax indemnification agreement is intended to assure we assume the taxes on the one hand and our existing shareholders assume certain taxes on the other only to the extent such parties received the related income giving rise to such taxes. The tax indemnification agreement generally provides, if an adjustment is made to our taxable income for a year in which we were treated as an S Corporation, we will indemnify our existing shareholders and our existing shareholders will indemnify us against any increase in indemnified party's income tax liability (including interest and penalties and related costs and expenses), with respect to any tax year to the extent such increase results in a related decrease in the income tax liability of the indemnifying party for any year. We will also indemnify the existing shareholders for all taxes imposed upon them as the result of their receipt of an indemnification payment under the tax indemnification agreement. Any payment made by us to the existing shareholders pursuant to the tax indemnification agreement may be considered by the Internal Revenue Service or state taxing authorities to be non-deductible by us for income tax purposes.

                                USE OF PROCEEDS

  The net proceeds to us from this offering, at an assumed initial public
offering price of $     per share, are estimated to be approximately $
million, $      million if the underwriters' over-allotment options from us are exercised in full, after deducting the underwriting discounts and commissions and estimated offering expenses.

  We expect to use a portion of the net proceeds to repay all existing bank debt to Greyrock Capital, a division of Banc of America Commercial Finance Corporation, in an amount estimated to be approximately $27.9 million at closing. The bank debt was used to purchase capital equipment, to pay a distribution to the existing shareholders and for general corporate purposes. The existing shareholders have personally guaranteed repayment of the bank debt and upon repayment of the loan from Greyrock, the shareholder guarantees will terminate.

  We also expect to use approximately $14.1 million to purchase capital equipment.

  We also plan to distribute $ 8.9 million to our existing shareholders as a distribution of the retained earnings through the closing of this offering, including an amount for the purpose of paying income taxes on our S Corporation earnings.

  In addition, upon the closing of this offering we plan to pay $       to
Averil Capital Markets Group, Inc., for services rendered in connection with this offering. Averil Capital Markets Group, Inc., is a financial advisory firm founded and controlled by Diana Maranon, who is one of our directors.

  The balance of the net proceeds will be used for working capital and general corporate purposes, including potential strategic investments. Pending such uses, we intend to invest the net proceeds in short-term, interest bearing securities or guaranteed obligations of the United States government.

  We will not receive any proceeds from the sale of shares by the selling shareholders.

                                DIVIDEND POLICY

  Historically we have paid cash dividends when operating as an S Corporation. However, other than paying approximately $8.9 million out of the net proceeds of this offering to our existing shareholders as a distribution of retained earnings, including an amount for the purpose of paying income taxes on S Corporation earnings, we have no current intention to declare or pay dividends on our common stock following our conversion to C Corporation status. Instead, we intend to follow a policy of retaining earnings to finance the growth of our business. Our board of directors will have the discretion to determine any future dividend payments and such discretion may depend on the following: our results of operations; our financial condition; contractual and legal restrictions; and other factors our board of directors deems relevant.

  Pursuant to our current loan agreement with Greyrock, we may not declare or pay any dividends or make any distribution without the prior written consent of Greyrock, except for distributions to existing shareholders for the purpose of paying income taxes on our S Corporation earnings.

                                    DILUTION

  Purchasers of our common stock in this offering will experience immediate and substantial dilution in the pro forma net tangible book value of our common stock from the initial public offering price. The pro forma net tangible book value of our common stock as of December 31, 1999 was $2.4 million. Pro forma net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding, after giving effect to (i) the distribution by us of approximately
$14.4 million to our existing shareholders as a retained earnings distribution, including an amount for the purpose of paying income taxes on S Corporation earnings, and (ii) the recording by us of additional deferred taxes as if we were treated as a C Corporation at December 31, 1999. After giving effect to
the sale of        shares of common stock by us and the receipt and application of the estimated net proceeds, assuming an initial public offering price of
$      per share, after deducting the underwriting discounts and commissions
and estimated offering expenses, including an amount of $        to be paid to
Averil Capital Markets Group, Inc., a company controlled by one of our directors upon the closing of this offering, our pro forma net tangible book
value as of December 31, 1999 would have been approximately $          or
$      per share. This represents an immediate increase in net tangible book
value of $         per share to our current shareholders and an immediate and
substantial dilution of $        per share to new shareholders purchasing
shares in this offering. The following table illustrates this per share dilution:

   Assumed initial public offering price..........................        $
     Pro forma net tangible book value as of December 31, 1999....  $0.26
     Increase attributable to new shareholders....................
                                                                    -----
   Pro forma net tangible book value as of December 31, 1999 after the offering..................................................
                                                                          -----
   Dilution to new shareholders...................................        $
                                                                          =====

  The following table summarizes a comparison of the number of shares of common stock acquired from us, the percentage ownership of such shares, the total consideration, the percentage of total consideration and the average price per share paid by the existing shareholders and by the investors purchasing shares of common stock in this offering, before the deduction of underwriting discounts and commissions and offering expenses.

                                                            Total
                                     Shares Purchased   Consideration   Average
                                     ----------------- --------------- Price Per
                                      Number   Percent Amount  Percent   Share
                                     --------- ------- ------- ------- ---------
   Current shareholders............. 9,000,000       % $15,000       %   $--
   New investors....................                                     $
                                     ---------  -----  -------  -----    ----
                                                100.0% $        100.0%
                                     =========  =====  =======  =====    ====

  The foregoing tables and calculations assume no exercise of outstanding options under our 1998 stock incentive plan and no exercise of the warrants granted to David Moss. At the date of this prospectus, 828,000 shares of common stock were subject to outstanding options under our 1998 stock incentive plan at a weighted average exercise price of $11.35 per share and 366,600 shares of common stock were issuable upon exercise of the warrants held by David Moss at an exercise price of $0.0017 per share. To the extent options or warrants are exercised, there will be further dilution to new investors.

                                 CAPITALIZATION

  The following table sets forth our capitalization as of December 31, 1999 on
(i) an actual basis; (ii) on a pro forma basis to give effect to the accrual for the payment of $14.4 million to our current shareholders as a distribution of retained earnings, including an amount for the purposes of paying income taxes on S Corporation earnings and the recording of additional deferred taxes of approximately $2.7 million based on the increase in the effective tax rate upon our anticipated change from an S Corporation to C Corporation; and
(iii) pro forma as adjusted to reflect the pro forma adjustments and to give
effect to our receipt of approximately $   million in estimated net proceeds
from this offering, including a deduction of $   to be paid to Averil Capital
Markets Group, Inc., a company controlled by one of our directors upon the closing of this offering and the application of these net proceeds, including the repayment of existing bank debt of $9.8 million at December 31, 1999, of which $5.3 million was classified as long-term debt.

                                                     At December 31, 1999
                                                  -----------------------------
                                                             Pro     Pro Forma
                                                  Actual    Forma   As Adjusted
                                                  -------  -------  -----------
                                                        (in thousands)
Long-term debt, less current portion............. $ 5,327  $ 5,327     $
                                                  -------  -------     ----
Shareholders' equity(1):
  Preferred Stock, no par value;
    5,000,000 shares authorized; no shares issued
     or outstanding actual, pro forma or pro
     forma as adjusted...........................     --       --
  Common Stock, no par value;
    45,000,000 shares authorized; 9,000,000
     shares issued and outstanding actual and pro
     forma;           shares outstanding pro
     forma as adjusted...........................   3,790    3,790
  Note receivable from officer...................  (1,428)  (1,428)
  Retained earnings..............................  17,107      --
                                                  -------  -------     ----
      Total shareholders' equity.................  19,469    2,362
                                                  -------  -------     ----
      Total capitalization....................... $24,796  $ 7,689     $
                                                  =======  =======     ====

--------
(1) Does not include: (a) 1,200,000 shares of common stock available for issuance pursuant to our 1998 stock incentive plan, of which 828,000 shares were subject to outstanding options as of the date of this prospectus at a weighted average exercise price of $11.35 per share; and (b) 366,600 shares of common stock issuable upon exercise of warrants issued to David Moss, our Vice President--Operations, at an exercise price of $0.0017 per share.

                            SELECTED FINANCIAL DATA

  We derived the statement of income data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 presented below from our financial statements included in another part of this prospectus. The statement of income data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from our audited financial statements not included in this prospectus. The financial statements as of and for the years ended December 31, 1997, 1998 and 1999 have been audited by Ernst & Young, LLP, independent auditors. You should read the selected financial data together with the historical financial statements and related notes to our audited reports, as well as the section included in this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                           Year Ended December 31
                                   -------------------------------------------
                                    1995     1996     1997     1998     1999
                                   -------  -------  -------  -------  -------
                                    (in thousands, except per share data)
Statement of Income Data:
Net sales........................  $26,972  $25,814  $36,042  $43,311  $53,002
Cost of goods sold...............   14,821   11,972   23,132   27,304   31,938
                                   -------  -------  -------  -------  -------
Gross profit.....................   12,151   13,842   12,910   16,007   21,064
Selling, general and
 administrative expenses.........    6,093    2,537    4,214    4,232    4,201
Stock related compensation
 expense(1)......................      --       --       --     3,055      720
Abandoned offering costs.........      --       --       --       676      --
                                   -------  -------  -------  -------  -------
Income from operations...........    6,058   11,305    8,696    8,044   16,143
Interest income..................       12      252       42       35        1
Interest expense.................     (957)  (1,108)    (818)  (1,264)  (1,404)
Change in accounting estimate for
 royalties(2)....................      --     3,770      --       --       --
                                   -------  -------  -------  -------  -------
Income before state income
 taxes...........................    5,113   14,219    7,920    6,815   14,740
Provision for state income
 taxes...........................       72      223      120      102        2
                                   -------  -------  -------  -------  -------
Net income.......................  $ 5,041  $13,996  $ 7,800  $ 6,713  $14,738
                                   =======  =======  =======  =======  =======
Earnings per share:
 Basic...........................  $  0.56  $  1.56  $  0.87  $  0.75  $  1.64
                                   =======  =======  =======  =======  =======
 Diluted.........................  $  0.56  $  1.56  $  0.87  $  0.71  $  1.43
                                   =======  =======  =======  =======  =======
Shares used in computing earnings
 per share:
 Basic...........................    9,000    9,000    9,000    9,000    9,000
                                   =======  =======  =======  =======  =======
 Diluted.........................    9,000    9,000    9,000    9,498   10,336
                                   =======  =======  =======  =======  =======
Pro Forma Statement of Income
 Data(3)(unaudited):
Pro forma net income data:
Income before provision for
 income taxes....................                                      $14,740
Pro forma income tax provision...                                        5,896
                                                                       -------
Pro forma net income.............                                      $ 8,844
                                                                       =======
Pro forma basic earnings per
 share...........................                                      $  0.98
                                                                       =======
Pro forma diluted earnings per
 share...........................                                      $  0.86
                                                                       =======
Weighted average shares
 outstanding--basic..............                                        9,000
                                                                       =======
Weighted average shares
 outstanding--diluted............                                       10,336
                                                                       =======

                                  December 31,                     December 31, 1999
                         ------------------------------- -------------------------------------
                                                                                  Pro Forma
                          1995    1996    1997    1998   Actual  Pro Forma (4) As Adjusted (5)
                         ------- ------- ------- ------- ------- ------------- ---------------
                                         (in thousands, except per share data)
Balance Sheet Data:
Current assets.......... $10,846 $11,252 $ 8,036 $ 9,204 $ 8,253    $ 8,553
Property and equipment,
 net....................  11,896  12,097  17,636  21,898  29,837     29,837
Total assets............  22,909  24,155  25,920  31,438  41,089     41,389
Current liabilities.....  12,839   8,865  14,132  16,246  16,165     33,272
Long term debt, less
 current portion........   4,750   2,129   1,755   9,085   5,327      5,327
Total shareholders'
 equity.................   5,305  13,144   9,936   5,999  19,469      2,362
Dividends per share.....     --      .68    1.22    1.52     .06        --

--------
(1) On January 1, 1998, we granted warrants to purchase 366,600 shares of common stock at an exercise price of $0.0017 per share to David Moss, our Vice President--Operations. These warrants expire on December 31, 2007. In connection with the grant of these warrants, we recognized compensation expense of $3,055,000 in 1998 representing the excess of the estimated fair value of the shares over the exercise price. In 1999 our existing shareholders committed to give 30,000 shares of their stock to a director for services to us. For the year ended December 31, 1999 we recorded stock related compensation expense of $720,000 for this commitment, based upon the estimated fair value of the shares to be given.
(2) We executed license agreements with two developers of CD technology effective June 1, 1996 and October 1, 1996, respectively. The agreements set forth royalty rates payable to the licensors for the license to manufacture and sell CDs. We reached settlements totaling $70,000 for CD sales occurring before the effective dates of the agreements. Because of the settlement amounts, our prior estimates of royalty liabilities were overstated by approximately $3,770,000 and the adjustment to the accruals was made in 1996.
(3) We have been exempt from paying federal income taxes and have paid certain state income taxes at a reduced rate because of our S Corporation status. Upon the completion of this offering, our S Corporation status will terminate. Pro forma statement of income data reflect the income tax expense recordable had we not been exempt from paying taxes under the S Corporation election. Because of the termination of our S Corporation status, we will be required to record a one-time, non-cash charge against historical earnings for additional deferred taxes based upon the increase in the effective tax rate from our S Corporation status (1.5%) to C Corporation status (approximately 40%). This charge will occur in the quarter during which our S Corporation status is terminated. If this charge was recorded at December 31, 1999, the amount would have been approximately $2.7 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 1 and 7 to the December 31, 1999 financial statements.
(4) The pro forma balance sheet reflects (i) an accrual for the distribution of retained earnings of approximately $14.4 million to our current shareholders, including an amount for the purpose of paying income taxes on S Corporation earnings and (ii) the recording of additional deferred taxes of approximately $2.7 million based on the increase in the effective tax rate upon our anticipated change from an S Corporation to a C Corporation.
(5) Adjusted for pro forma adjustments discussed above and to give effect to the receipt and application of the net proceeds of this offering, including
    a deduction of $     to be paid to Averil Capital Markets Group, Inc., a
    company controlled by one of our directors upon the closing of this offering and the repayment of existing bank debt.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the "Selected Financial Data" and the financial statements and related notes, which are included in this prospectus.

Results of Operations

  Sales are generally recorded at the time of shipment. However, in certain instances, sales are recognized upon completion of an order, prior to shipment, if the risks of ownership have passed to the customer. In these circumstances, which have been insignificant at the end of reporting periods, we obtain written instructions from the customer to hold the product for future shipment.

  Cost of goods sold consists primarily of the following:

  . raw materials;

  . direct labor;

  . depreciation of plant equipment;

  . repairs and maintenance of plant equipment;

  . royalties payable on the sale of DVDs and CDs; and

  . rent and utilities related to the plant facility.

  In addition to changes in these costs, our cost of goods sold as a percentage of net sales are affected by various factors, including the following:

  . DVD and CD units manufactured and associated number of units sold as a percentage of our total DVD and CD production capacity in any period, which directly affects gross margin due to the high component of fixed costs inherent in our operations;

  . average unit prices we are able to charge for our products, which are subject to market conditions; and

  . raw material packaging costs and associated direct labor costs required to fulfill customer orders during any particular period.

Quarterly Results

  The following table sets forth certain unaudited statement of income data for the last eight quarters and has been prepared on the same basis as the annual information and in management's opinion includes all adjustments necessary to present fairly the information for each of the quarters below.

                                                         Three Months Ended
                         --------------------------------------------------------------------------------------
                                           1998                                        1999
                         ------------------------------------------- ------------------------------------------
                         March 31  June 30  September 30 December 31 March 31 June 30  September 30 December 31
                         --------  -------  ------------ ----------- -------- -------  ------------ -----------
                                                           (in thousands)
Net sales............... $ 6,915   $9,794     $12,025      $14,577    $8,675  $11,313    $14,960      $18,054
Cost of goods sold......   4,634    6,389       7,727        8,554     5,864    6,744      9,283       10,047
                         -------   ------     -------      -------    ------  -------    -------      -------
Gross profit............   2,281    3,405       4,298        6,023     2,811    4,569      5,677        8,007
Selling, general and
 administrative
 expenses...............     861    1,146         812        1,413     1,072    1,030        888        1,211
Stock related
 compensation expense...   3,055      --          --           --        --       --         --           720
Abandoned offering
 costs..................     --       --          --           676       --       --         --           --
                         -------   ------     -------      -------    ------  -------    -------      -------
Income (loss) from
 operations.............  (1,635)   2,259       3,486        3,934     1,739    3,539      4,789        6,076
Interest income.........     --        15          20          --        --        24         28          (51)
Interest expense........    (131)    (317)       (416)        (400)     (351)    (330)      (372)        (351)
                         -------   ------     -------      -------    ------  -------    -------      -------
Income (loss) before
 state income taxes.....  (1,766)   1,957       3,090        3,534     1,388    3,233      4,445        5,674
Provision (benefit) for
 state income taxes.....     (16)      19          46           53       --       --           1            1
                         -------   ------     -------      -------    ------  -------    -------      -------
Net income (loss)....... $(1,750)  $1,938     $ 3,044      $ 3,481    $1,388  $ 3,233    $ 4,444      $ 5,673
                         =======   ======     =======      =======    ======  =======    =======      =======

  We have experienced, and expect to experience in the future, quarterly variations in revenues and earnings as a result of various factors, many of which are outside our control, including:

  .seasonal patterns of certain of the businesses we serve;

  .timing of new product releases by our customers;

  .commercial success of products offered by our customers;

  .timing of expenses incurred to obtain and support new business; and

  .general changes in economic and industry conditions.

  Typically, we experience increased demand for our products in our third and fourth quarters. Such increase is primarily due to the release of new products by our customers for the new school year and the holiday season.

Yearly Results

  The following table provides certain statement of income data expressed as a percentage of net sales for the specified periods.

                                                      Year Ended December 31
                                                      -------------------------
                                                       1997     1998     1999
                                                      -------  -------  -------
Net sales............................................   100.0%   100.0%   100.0%
Cost of goods sold...................................    64.2     63.0     60.3
                                                      -------  -------  -------
Gross profit.........................................    35.8     37.0     39.7
Selling, general and administrative expenses.........    11.7      9.8      7.9
Stock related compensation expense...................     --       7.1      1.4
Abandoned offering costs.............................     --       1.6      --
                                                      -------  -------  -------
Income from operations...............................    24.1     18.5     30.4
Interest income......................................     0.1      0.1      --
Interest expense.....................................    (2.2)    (2.9)    (2.6)
                                                      -------  -------  -------
Income before state income taxes.....................    22.0     15.7     27.8
Provision for state income taxes.....................     0.3      0.2      --
                                                      -------  -------  -------
Net income...........................................    21.7%    15.5%    27.8%
                                                      =======  =======  =======

  As shown by the above table, over the last three years, as a percentage of sales our gross profit margins have increased from 35.8% in 1997 to 39.7% in 1999. In addition our selling, general and administrative expenses have decreased as a percentage of sales from 11.7% in 1997 to 7.9% in 1999. These favorable trends are a result of the fact that our business has a high percentage of fixed costs, both in costs of goods sold, which directly effects our gross profit, and in selling, general and administrative expenses. Therefore, by increasing revenues, our costs as a percentage of revenues tend to decrease resulting in higher income from operations as a percentage of sales.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

  Net Sales. Net sales totaled $53,001,871 for the year ended December 31, 1999 as compared to $43,311,180 for the year ended December 31, 1998. This represents an increase of $9,690,691 or 22.4% for the year ended December 31, 1999, as compared to the year ended December 31, 1998. This increase is a result of increased CD unit sales of approximately 26.3%, partially offset by lower packaging revenues. Our pricing is comprised of a price for the unit (CD or DVD) and a price for packaging, when our customers request this service. While our unit prices for CDs remained constant during 1999 as compared to 1998, our packaging revenues decreased by approximately $3,048,011. The additional CD unit sales during 1999 are a result of increased demand for our products with fulfillment of these orders made possible by production capacity added subsequent to 1998. In addition, we commenced production and shipment of DVDs during the fourth quarter of 1999, which added $2,718,333 to revenues for the year.

  Cost of Goods Sold. Cost of goods sold was $31,937,704 for the year ended December 31, 1999 and $27,304,178 for the year ended December 31, 1998. Cost of goods sold as a percentage of sales was approximately 60.3% for the year ended December 31, 1999 as compared to 63.0% for the year ended December 31, 1998. As a percentage of sales in 1999, our raw materials costs decreased 4.8% and shipping costs decreased 0.7%, partially offset by increases in depreciation expense of 1.3%, factory overhead of 1.9% and royalties of 0.5%.

  Gross Profit. Gross profit for the year ended December 31, 1999 was $21,064,167 or 39.7% of net sales as compared to $16,007,002 or 37.0% of net sales for the year ended December 31, 1998. Our gross profit increased because our volume of CD and DVD units sold increased, in line with our business model, as a result of the increased production capacity we added during 1999.

  Selling, General and Administrative Expenses. As a percentage of net sales, selling, general and administrative expenses decreased from 9.8% for the year ended December 31, 1998 to 7.9% for the year ended December 31, 1999. Selling, general and administrative expenses were $4,200,969 for the year ended December 31, 1999 as compared to $4,232,741 for the year ended December 31, 1998, a decrease of $31,772 or approximately 0.8%. This decrease is the net result of reduced amounts paid for consulting fees (approximately $396,000), taxes and licenses (approximately $107,000) and miscellaneous items (approximately $147,000), offset by higher amounts paid for salaries and related benefits (approximately $486,000) and office related expenses (approximately $132,000) in 1999.

  Stock Related Compensation Expense. In 1999 our existing shareholders committed to give 30,000 shares of their stock to a director for services to us. For the year ended December 31, 1999 we recorded compensation expense of $720,000 for this commitment, based upon the estimated fair value of the shares to be given. On January 1, 1998, we granted warrants to purchase 366,600 shares of stock at $0.0017 per share to one of our officers, with the warrants expiring on December 31, 2007. In connection with these warrants, we recognized compensation expense for $3,055,000 in 1998 representing the excess of the estimated fair value of the shares over the exercise price.

  Income from Operations. Income from operations totaled $16,143,198 for the year ended December 31, 1999 and $8,043,528 for the year ended December 31, 1998. This represents an increase of $8,099,670 or 100.7% for the year ended December 31, 1999, as compared to the year ended December 31, 1998. Income from operations was 30.4% of net sales for the year ended December 31, 1999 and 18.5% of net sales for the year ended December 31, 1998. Excluding the stock related compensation expense in 1999 and 1998 and abandoned offering costs recognized in 1998, income from operations would have been 16,863,198 or 31.8% of net sales in 1999 and $11,774,261 or 27.2% of net sales in 1998. As a result, income from operations in 1999 as compared to 1998 would have increased $5,088,937 or 43.2%.

  Interest Expense. Interest expense was $1,403,694 for the year ended December 31, 1999 and $1,263,861 for the year ended December 31, 1998. The increase of 11.1% in 1999 as compared to 1998 is the net result of higher average borrowings during 1999, partially offset by lower average interest rates. Our weighted average interest rate on our debt was 10.1% for the year ended December 31, 1999 and 10.4% for the year ended December 31, 1998.

  Income Tax Expense. We have operated as an S Corporation for federal and state income tax purposes, and accordingly we are not subject to federal taxes and subject to only a minimal percentage of state income taxes. The only provision for income taxes was the amount required for state income tax purposes. Our total income tax expense was $2,000 for the year ended December 31, 1999 due to our S Corporation status and credits we receive for state taxes for purchases of manufacturing equipment.

  Net Income. Based on our S Corporation status and the factors discussed above, net income was $14,738,174 for the year ended December 31, 1999 and $6,712,633 for the year ended December 31, 1998. This represents an increase of $8,025,541 or 119.6% for the year ended December 31, 1999 as compared to the year ended December 31, 1998.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

  Net Sales. Net sales for the year ended December 31, 1998 totaled $43,311,180 compared to net sales for the year ended December 31, 1997, which totaled $36,042,427. This increase of $7,268,753, or 20.2%, is attributable to an increase in the number of CDs sold of approximately 55.9%, offset by lower average CD sales prices for the year ended December 31, 1998 compared to 1997. Our pricing is comprised of a price for the unit (CD) and a price for packaging, when our customers request this service. Our average unit price declined in 1998 as compared to 1997 by approximately 14.8%. In addition, our packaging revenues decreased by $1,384,468 in 1998 from the amounts in 1997. The additional unit sales during 1998 are a result of increased demand for our products with fulfillment of these orders made possible by production capacity added subsequent to 1997.

  Cost of Goods Sold. Cost of goods sold for the year ended December 31, 1998 totaled $27,304,178 or 63.0% of net sales, compared to $23,132,442 or 64.2% of net sales for the year ended December 31, 1997. As a percentage of net sales, increases in cost of sales in the year ended December 31, 1998 were related to increases in royalties of 2.2% and depreciation of production equipment of 1.3%, offset by decreases in factory overhead of 2.3%, raw material costs of 1.0% and obsolescence reserves of 1.4%.

  Gross Profit. Because of the foregoing, gross profit for the year ended December 31, 1998 was $16,007,002, as compared to $12,909,985 for the year ended December 31, 1997, an increase of $3,097,017 or 24.0%. As a percentage of net sales, gross profit was 37.0% in 1998 as compared to 35.8% in 1997.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses were $4,232,741 for the year ended December 31, 1998 and $4,214,033 for the year ended December 31, 1997. This represents an increase of $18,708 or less than 1.0% in 1998 over 1997. As a percentage of net sales, selling, general and administrative expenses decreased from 11.7% for the year ended December 31, 1997 to 9.8% for the year ended December 31, 1998.

  Income from Operations. Because of the above items, income from operations was $8,043,528 for the year ended December 31, 1998 and $8,695,952 for the year ended December 31, 1997, a decrease of $652,424 or 7.5%. As a percentage of net sales, income from operations was 18.6% in 1998 and 24.1% in 1997. Excluding the stock warrant compensation expense and abandoned offering costs recognized in the year ended December 31, 1998, income from operations would have been $11,774,261 or 27.2% of net sales. This represents an increase of $3,078,309 or 35.4% of the amount in 1997.

  Interest Expense. Interest expense totaled $1,263,861 for the year ended December 31, 1998 and $817,998 for the year ended December 31, 1997. This increase in 1998 of $445,863, or 54.5%, is a result of higher average borrowings in 1998 as compared to 1997. The weighted average interest rate on our debt was 10.4% for the year ended December 31, 1998 and 10.5% for the year ended December 31, 1997.

  Income Tax Expense. We have operated as an S Corporation for federal and state income tax purposes, and accordingly we were not subject to federal taxes and we were only subject to a minimal percentage (1.5% of pretax income) of state income taxes. The only provision for income taxes was the amount required for state income tax purposes.

  Net Income. Because of the items discussed above, net income was approximately $6,712,633 for the year ended December 31, 1998 and was approximately $7,800,159 for the year ended December 31, 1997, a decrease of $1,087,526 or 13.9%.

Liquidity and Capital Resources

  Historically we have funded our operations and capital expenditures through cash flow from operations, borrowings under our lines of credit and favorable terms from our equipment vendors for the purchase of equipment used in our manufacturing operations. In February 1997, we entered into a credit agreement with Greyrock Capital, a division of Banc of America Commercial Finance Corporation ("Greyrock"), which was amended in January 1998 and further amended in April 1998, July 1998, June 1999 and January 2000. The credit agreement currently provides (i) receivable loans based on 80% of our eligible receivables, (ii) equipment loans based on 90% of the net purchase price of new equipment purchased and delivered subsequent to June 1999 and (iii) additional revolving loans. Under the credit agreement we are allowed to borrow the lower of $30,000,000, or an amount equal to 80% of our eligible receivables and up to $15,000,000 of equipment loans plus the unpaid balance of the revolving loans. The credit agreement had an original maturity date of February 28, 1998 and provided for automatic renewals. In January 2000, the maturity date was extended to June 30, 2001, and continues to provide for automatic renewals. The credit agreement is secured by accounts receivable, equipment, inventory and other assets and is personally guaranteed by our existing shareholders. Unlike a typical revolving loan or line of credit, loans under the Greyrock credit agreement are advanced at Greyrock's sole discretion. Accordingly, there can be no guarantee that funds will be available under this credit agreement in the future. We do not pay any commitment fees for the unused portion of the credit facility.

  Borrowings under receivable loans bear interest at the prime rate (8.5% at December 31, 1999) plus 2.0% per annum; however, the interest rate will not be less than 7.0% per annum. At December 31, 1999 there was a total of $1,852,303 borrowed under the receivable loans.

  Under the amendment of April 1998, the revolving loans were for up to $15,000,000, payable in monthly principal installments of $312,500 through (i) the earlier of the date the credit agreement terminates, or is terminated, or
(ii) April 2002. In addition, this amendment disallowed any distributions to shareholders except for the purpose of paying income taxes on S corporation earnings. We obtained permission from Greyrock for the loans and advances to related parties that are described in Certain Relationships and Related Transactions. The revolving loans bear interest at the prime rate (8.5% at December 31, 1999) plus 2.0% per annum; however the interest rate will not be less than 7.0% per annum. The outstanding balance of the revolving loans was $9,062,500 at December 31, 1999.

  Under the amendment of June 1999, amounts borrowed under the equipment loans are to be repaid in 48 equal monthly payments of principal through the earlier of (i) the earlier of the date the credit agreement terminates, or is terminated or (ii) the date such equipment loans have been repaid in full. The equipment loans bear interest at the prime rate (8.5% at December 31, 1999) plus 2.0% per annum; however, the interest rate will not be less than 7.0% per annum. At December 31, 1999 no amounts had been borrowed under the equipment loans.

  As of December 31, 1999 we had available a total of $8,978,932 under the credit facility, of which $5,457,420 was available on the equipment loans and $3,521,512 was available under the receivable loans. We expect to use a portion of our net proceeds from this offering to repay all amounts outstanding under the credit agreement. We expect to maintain a $30 million credit facility with Greyrock or another lender.

  Net cash provided by operating activities was $23,046,306 for the year ended December 31, 1999. We spent a net amount of $5,667,671 in financing activities for the year ended December 31, 1999. This amount results mainly from repayment of long-term debt of $3,756,986, loans to an officer of $1,428,000 and distributions to the existing shareholders of $560,000 for the payment of taxes.

  We spent a total of $17,378,635 in investing activities in 1999. Of this amount, $15,226,235 was spent for property and equipment utilized in our operations. In addition, we made cash investments totaling $2,152,400 in two companies with whom we entered into strategic alliances. On December 21, 1999, we purchased 648 units of Lions Gate Entertainment totaling $1,652,400 through a public offering. Each unit consists of one share of 5.25% convertible redeemable preferred stock and 425 warrants. Through this investment, we were able to align ourselves with a motion picture company, which distributes DVDs. As an additional element to our investment in Lions Gate Entertainment we received the right to replicate all of its DVDs at market prices for a period of three years. On December 23, 1999 we invested cash of $500,000 in Synthonics Technologies, Inc. in return for a note receivable convertible into 11,518,096 shares of Synthonics Technologies, Inc. common stock. As part of our investment, we agreed to replicate up to 2 million CDs without charge to Synthonics Technologies, Inc. and establish a catalog entity to develop and produce 3D interactive catalogs on behalf of Synthonics Technologies, Inc. and its customers.

  Out of the net proceeds of this offering, we anticipate investing approximately $14,100,000 in capital equipment. This new equipment will expand our capacity for replication of DVDs and CDs. It should be noted, however, the purchase of equipment is subject to many factors, including but not limited to future demand for our product. Therefore, no assurance can be given we will purchase equipment as described above, and actual equipment purchased may vary significantly from our projections.

  We believe cash flows from operations, net proceeds from this offering, together with available funds under the credit agreement, will be sufficient to support our operating and capital expenditures for the next twelve months. However, long-term capital requirements depend on many factors, including, but not limited to, the rate at which we expand our business, whether internally or through acquisitions and strategic alliances. To the extent the funds generated from the sources described above are insufficient to fund our activities in the short or long term, we will be required to raise additional funds through public or private financings. No assurance can be given additional funds will be available on terms acceptable to us.

Seasonality

  The demand for DVDs and CDs is usually highest in the second half of the year, concurrent with the new school year and holiday gift purchases. This seasonality could result in significant quarterly variations in financial results, with the third and fourth quarters generally being the strongest.

Inflation

  Prices for raw materials used in the production of DVDs and CDs have not changed substantially as a percentage of sales since 1996, and in certain instances decreased during the year 1999. However, some of our other manufacturing and selling, general and administrative costs have continued to increase (primarily in the aggregate and sometimes as a percentage of net sales) since the beginning of 1996. As our general CD selling price has been relatively unchanged over the last two years, we have been unable to pass these costs on to our customers. Despite this trend we have remained profitable by increasing net sales.

Impact of Year 2000

  In 1999, we completed our remediation and testing of systems. Because of those planning and implementation efforts, we experienced no significant disruptions in mission critical information technology and non-information technology systems and those systems have successfully responded to the Year 2000 date change. We did not incur any significant expenses during 1999 in connection with remediating our systems. We are not aware of any material problems resulting from Year 2000 issues, either with our products, internal systems, or the products and services of third parties. We will continue to monitor our mission critical computer applications and those of our suppliers and vendors throughout the year 2000 to ensure any latent Year 2000 matters arising are addressed promptly.

Qualitative and Quantitative Disclosures About Market Risk

  We are exposed to market risk related to changes in interest rates. There are currently no risks related to foreign currency exchange rates and we do not use derivative financial instruments, swaps, commodity investments or hedging. Our interest expense is sensitive to changes in the prime rate. Due to the nature of our debt, we have concluded that there is no material market risk exposure.

                               INDUSTRY OVERVIEW

  The Digital Versatile Disc (DVD) and Compact Disc (CD) are among the most popular optical media for content delivery and are widely used in the distribution of movies, music, application and edutainment software, publishing content and Internet/online promotional materials. The wide acceptance of DVD and CD as a content delivery media has fueled the growth of the replication industry.

  The first commercial application of CD technology was storage and playback of pre-recorded music, or CD-Audio, which was adopted as an international standard in 1982, and introduced to the consumer market in 1983. The CD-ROM entered the market in 1991, providing cost-effective storage and retrieval of any combination of data, text, graphics, audio and video. The DVD entered commercial distribution in December 1996. DVDs are currently capable of storing up to 13 times as much data as CDs and are suitable for high quality playback of film and video, multi-channel surround sound audio and interactive media.

  An important advantage of DVD players and DVD-ROM drives, which should speed their market penetration, is their compatibility with CD-Audio and CD-ROMs. This compatibility feature of DVD players and DVD-ROM drives is expected to increase consumer acceptance of DVD technology. Unlike the introduction of CDs, when consumers were reluctant to purchase CD players because they would be required to spend substantial amounts on new music collections, consumers will be able to acquire the DVD players and DVD-ROM drives without making their CDs obsolete.

  During the past decade, CDs have become the dominant format in audio and portable data storage and retrieval markets. Since its introduction, the popularity of DVDs has grown rapidly and the DVD is increasingly becoming a standard format for video. DVDs and CDs can be replicated faster than traditional tape storage mediums at a comparable cost. In addition, consumer acceptance of the DVD and CD formats is due in part to the following combination of advantages over other mass storage formats:

  .  Higher storage capacity / longer play time;

  .  Greater portability and ease of storage;

  .  Higher quality presentation including crisper sounds and sharper video;

  .  Longer life as a result of lack of degradation; and

  .  Random accessibility of data.

  CD-ROM. According to Infotech, CD-ROM disc units sold in the United States by CD-ROM replicators have grown at a compound annual growth rate of 34.0% from approximately 443 million units in 1996 to approximately 1.066 billion units in 1999. The consumer market has emerged within the past several years and its substantial growth is expected to help sustain CD-ROM unit sales in the next few years. Infotech estimates that total worldwide CD-ROM disc units sold will continue to increase through the year 2001.

  CD-ROM is well suited to applications involving the storage of large amounts of information in a form that can be distributed to a diverse user population. CD-ROM was developed in the late 1980s and was initially limited to business and professional applications such as library references and parts catalogs. In the 1990s, the increasingly widespread presence of personal computers (PCs) and CD-ROM drives has created a thriving consumer market for CD-ROM applications. Infotech estimates that in the United States, the installed base of CD-ROM drives will grow from approximately 60.4 million in 1996 to approximately 338.8 million by 2004 representing a compounded annual growth rate of 24.1%. In addition, CD-ROM discs can be played on DVD-ROM drives. This rapidly growing installed base of CD-ROM drives, as well as the growth in the installed base of DVD-ROM drives, expands the potential consumer market for publishers of CD-ROM software, data and entertainment products.

  DVD. DVD is becoming the accepted new medium for home video distribution. Unlike videocassettes, DVD-Video experiences no image or sound degradation with normal use and offers greater storage capacity, indexing, random access and lower manufacturing costs. DVD is capable of holding a full length motion picture with up to three spoken languages, three foreign language subtitles and multi-channel, digital surround sound. Added features such as multilingual voice tracks, soundtrack albums, director's notes, out takes, story-based games and other CD applications may be available with the higher storage capacity afforded with DVDs.

  The home video market, both rental and purchased videos, has been served primarily by pre-recorded videotape (VHS). We believe the DVD-Video format will surpass the VHS format in the pre-recorded video market over time. Infotech estimates the following:

  . The installed base of DVD-Video players in the United States will increase from approximately 300,000 in 1997 to 39.6 million in 2004, representing a compounded annual growth rate of approximately 100.9%. Infotech estimates the worldwide installed base of DVD-Video players will reach 96.7 million players by 2004.

  . DVD-Video disc units sold in the United States by replicators will increase from 3.4 million units in 1997 to approximately 991.0 million units in 2004, representing a compounded annual growth rate of 124.9%.

  . In the United States, more than 5,000 DVD-Video titles are currently available and the number of titles will approach 42,500 by the end of 2004.

  In addition to the growth in home video, Infotech projects that DVD-ROM drive shipments in the United States will increase from approximately 125,000 in 1997 to 134.2 million in 2004, representing a compounded growth rate of 171.0%. Also, the next generation of game consoles being manufactured by Sega, Nintendo, Sony and Microsoft will be DVD-based. Consequently, there will be pressure on some software game manufacturers to produce higher-capacity software games in the DVD format. We believe that certain of our software game customers will supplement their CD business in this area. Infotech estimates that DVD-ROM disc units sold by replicators in the United States will increase from approximately 520,000 in 1997 to 589.0 million in 2004, representing a compounded growth rate of 173.1%.

Growth of Internet Usage and E-Commerce

  As the number of Internet users has increased the functionality of the Internet has expanded to a medium that enables complex business-to-business communications and commerce. The Internet and related online technologies are revolutionizing the way businesses and consumers communicate, share information and conduct business.

  We believe CDs and DVDs will play an important role in the expansion of the Internet and online commerce. Specifically, we believe CDs, and potentially DVDs, will function as an important marketing medium for integrating Internet or online strategies with traditional commerce, distribution and communication channels, such as "bricks and mortar" stores, mail order catalogs, television sales and retail-based kiosks. DVDs and CDs have special features, in addition to those discussed above, which particularly enhance their use in connection with the Internet and e-commerce programs. These include the following:

  .  The ability of a DVD or CD to direct or link consumers to a website; and

  . The increased ability to include special promotional or customer brand information in the form of graphics, audio, video and other data.

  In fact, certain of our Internet and e-commerce customers, most notably America Online, have already adopted a technique of mass-mailing CDs for marketing purposes as a cost effective alternative to other methods of advertising.

                                    BUSINESS

  We are an independent manufacturer/replicator of Digital Versatile Discs
(DVD) and Compact Discs (CD). We target our sales to companies in industries including Internet/online, film and entertainment, edutainment software, publishing and computer hardware. We have successfully implemented our business model, which consists of the following elements:

  . High volume customers: Our customer base is comprised of some of the highest volume customers of DVDs and CDs.

  . High replication capacity: Since inception we have continued to add new equipment and have become one of the largest independent manufacturers/replicators of DVDs and CDs in the United States.

  . Low cost structure: We achieve substantial economies of scale through our optimally designed facility at a single locale, our dedication to maximizing machine uptime and our flat organizational structure.

  . Superior turnaround service: We are dedicated to providing superior turnaround service by maintaining high throughput mastering technologies and high DVD/CD graphic printing capacity and by efficiently managing operational workflow.

  Our customers include America Online, Inc., Modus Media International Holdings, Inc., Havas Interactive, Inc., GT Interactive Software, Lions Gate Entertainment, infoUSA Inc., Interplay Entertainment Corp., Juno Online Services, Inc. and a major motion picture distributor. In order to achieve significant cost efficiencies we focus on customers requiring high volume production runs and have designed our business processes to support them. We are thereby able to achieve lower overall unit costs and therefore we believe we are less vulnerable to competitive pricing pressures and have greater flexibility in the pricing of our products and services.

  Due to our technologically advanced equipment, plant design, in-house engineering capabilities and workflow techniques, we believe we are one of the most efficient high volume, low cost DVD and CD manufacturers in the industry. As a result of these factors, as well as our self-sufficient engineering, repair and maintenance capabilities, we believe we are able to provide superior turnaround service. This is not only a fundamental selling advantage but also helps foster long-term relationships with our high volume customers.

  Based upon our strong business model, we believe we are well positioned to capitalize on the anticipated growth in the DVD market, the continuing growth in the CD-ROM market, as well as the growing use of CDs in connection with marketing of Internet, e-commerce and other distribution channels.

Operating Approach

  We believe that our operating approach distinguishes us from our competitors and that the effectiveness of our operating approach has been proven through the growth in our targeted customer base, the retention of our customers and our demonstrated long-term financial performance. Our focused operating approach is based on the following principles.

  High Capacity Manufacturing Capabilities at a Single Locale. We maintain all of our production and mastering facilities within two buildings, aggregating approximately 73,000 square feet, in Valencia, California. In April 2000 we plan to move our production facilities into an 83,000 square foot building in the same area, at which time we will have approximately 112,000 square feet for our operations. With our current equipment configuration, we have current production capacity of approximately 220 million CDs per year or, as a result of having replicating machines convertible between DVD and CD, we have production capacity of 30 million DVDs and 140 million CDs per year. Following our move to the larger production facility, we will have sufficient square footage to more than double our current production capacity. By aggregating our production capacity in a single locale, we can maintain high product yield rates, manage costs and facilitate overall profitability. In addition, we believe we can more closely administer our daily production schedule and quickly respond to unanticipated time sensitive customer requests. Because of our fast turnaround times, we are able to fulfill the replication needs of a national customer base from our Valencia, California facility. We believe we have one of the most efficient facilities in the industry. As compared to others in the industry, our manufacturing facilities are relatively new and were designed to facilitate high volume production. We believe our sales per employee, operating income per employee, operating margins and yield rates historically have been among the highest in the industry.

  Optimally Designed Manufacturing Facilities. Our manufacturing facilities have been engineered to provide optimal efficiency. The layout of our facilities, coupled with redundant operating systems, has allowed us to efficiently manage operational workflow and to maximize factory throughput. We are able to complete and control all mastering, replication, printing and packaging functions internally without dependence on outside subcontractors. As a result, we believe we have established faster turnaround times for customer orders than most others in the industry.

  Self-Sufficient Repair, Maintenance and Engineering Capabilities. We operate 24 hours a day, seven days a week, and have staff engineers on the production floor at all times to monitor and maintain a smooth production flow. In order to maximize our machine uptime, we maintain a full machine shop with substantial spare parts inventory for our manufacturing equipment. Our engineering talent, coupled with our investment in spare parts inventory, has allowed us to develop a high degree of self-sufficiency, resulting in higher productivity. We also maintain a close technical working relationship with each of our equipment vendors.

  Technologically Advanced Manufacturing Equipment. To implement our business model, we have always invested in the most advanced, high volume equipment available. As of December 31, 1999, we have invested approximately $39.1 million in our mastering, replication, printing and packaging equipment. We expect to invest approximately $18.0 million toward the purchase of new equipment during 2000, including $14.1 million of the net proceeds of this offering.

  Marketing Our Services Directly to Senior Management. Since our business model requires us to attract customers with large annual replication requirements, the selection of the replication vendor by our customers usually has higher visibility and importance at the executive levels. Consequently, we are able to more precisely target our prospective customers and minimize the use of field sales personnel. Alex Sandel, who has extensive relationships in the computer hardware and software industries, spearheads our sales and marketing effort. As a result, we are able to actively target and market our services at the executive level. A strong sales team with substantial experience in the CD replicating business and extensive industry knowledge and contacts supports Mr. Sandel. In addition to our sales team, we plan to utilize the relationships of the members of our board of directors to increase our visibility and penetration with both DVD and CD customers.

Growth Strategy

  In order to foster our continued growth in line with our business model, we plan to pursue the following opportunities.

  Capitalize on the Continuing Growth of DVD. We commenced our DVD production in the fourth quarter of 1999. In order to continue our participation in this growing market, we have purchased and plan to purchase additional machines that will significantly increase our DVD manufacturing capacity. Through a direct sales effort targeting motion picture production companies, post production and authoring houses and existing edutainment customers, we intend to pursue a marketing strategy targeted at senior executives similar to the one we have successfully implemented in the CD-ROM market. We believe that our location in Southern California, as well as our independence from large entertainment companies, will provide an advantage in obtaining business from independent motion picture production companies as well as overflow work from the major motion picture production companies having captive replicating facilities. We have made and intend to continue to make strategic investments, where appropriate, in selected companies that either currently or in the future may have high volume DVD replication requirements. By making this type of strategic investment, we have the ability to negotiate a long-term exclusive DVD replication agreement.

  Expand our Position as a Low Cost CD-ROM Manufacturer. Our penetration of the marketplace for CDs is focused on the CD-ROM market with a significant presence among computer software developers and Internet/online providers. Because of our success as a low cost, high volume replicator, we believe we are well positioned to address the growth in the market for CD-ROM. We believe we can offer our customers cost effective CD manufacturing services with turnaround times among the shortest in the industry. In addition to maintaining our existing customer base, we intend to use the contacts of our board of directors and our senior executives' direct selling efforts to expand our customer base to other companies with high volume replicating needs.

  Stimulate CD Demand through Targeted Internet-Related Marketing Programs. The rise of the Internet and related services has caused various industries to re-examine traditional distribution methods, such as "bricks and mortar" retail stores, direct mail catalogs, television sales and retail-based kiosks, and their connection to online users. This has caused both business-to-business and business-to-consumer companies to alter their marketing and distribution programs in order to address changing market trends caused by growing Internet commerce. In Europe, the CD has been a significant marketing tool, often distributed as inserts to magazines or other publications. In our market, some of our largest customers, such as America Online and Juno, are using CDs as marketing tools. We believe CDs, and potentially DVDs, will play an increasingly important role in the marketing strategy of many e-commerce and catalog companies.

  CDs are relatively inexpensive to both manufacture and mail. As compared to paper based catalogs, creating an updated or subsequent version of catalogs on CDs and DVDs is generally easier and less expensive. CDs and DVDs also provide interactive functionality and an entertaining means of advertising. Certain of our Internet and e-commerce customers, most notably America Online, have already adopted a technique of mass-mailing CDs for marketing purposes as a cost effective alternative to other methods of advertising.

  In order to capitalize on this market need, our objective is to assist companies in establishing and producing marketing programs enhancing, promoting and integrating their e-commerce businesses utilizing CDs and DVDs. We will focus on promoting our business through three principal avenues:

  . the digital production and distribution of product catalogs through CDs and, in the future, DVDs;

  . e-commerce programs capitalizing on the convergence of traditional retail, catalog, kiosk and online formats through various CD-based applications; and

  . marketing programs utilizing the CD as an advertising medium used to drive customers to a targeted online destination by either new or existing retailers and e-tailers.

Customers

  We service a broad range of high volume DVD and CD customers. The following table summarizes the principal market segments within DVD and CD-ROM and our market orientation, our current customer base and our estimate of the growth potential of the DVD and CD markets.

                                                           Estimated  Estimated
                                         Selected            CD-ROM      DVD
        Market Segment                   Customers         Potential  Potential
        --------------           ------------------------- ---------- ---------
                                 (All CD customers except
                                  where DVD is indicated)
Online Providers
These customers are large users  America Online            High        Low
due to the continued and         Juno
growing prevalence of Internet
and online services. These
customers are attractive to us
due to their less seasonal and
higher volume requirements.

Internet Marketing
These customers include "bricks  Synthonics Technologies   High        High
and mortar," direct mail
catalog, kiosk and online
companies. They are looking to
promote their e-commerce
presence and integrate it with
other distribution channels.
The DVD and CD formats can
stimulate new customer growth
and also connect to the current
customer base.

Film/Entertainment
One of the largest users of DVD  A major motion picture    Not         High
products. We are positioned to   distributor/DVD           applicable
penetrate this market segment    Lions Gate Entertainment/
based upon our capacity and      DVD
rapid turnaround capabilities.

Edutainment Software
This segment is one of the       Havas Interactive         High        High
mass-market segments most        GT Interactive
appropriately suited to our      Interplay
speed and quality capabilities.  Encore
These companies are expected to
be large volume users driven by
edutainment, games and
application software.

Microsoft Authorized
 Replicators and Turnkey
 Manufacturers
These replicators are            Modus Media               High        High
authorized by Microsoft to       Zomax
assemble and distribute          Banta
operating systems, applications
and manuals to OEM computer
manufacturers. These companies
outsource a significant portion
of their CD requirements.

Publishing
Publishing companies are a       infoUSA/CD and DVD        High        Medium
large and increasing user of     Ziff/Davis
the DVD and CD formats given
the continued transition from
print to electronic media. This
segment is expected to continue
to grow because of the low cost
of storing a high volume of
printed product on DVD or CD.

OEM Computer Hardware &
 Peripherals
This is a substantial market     3dfx                      High        Medium
sector in which we have a        Toshiba
demonstrated track record; we    Fountain Technology
intend to continue to
aggressively pursue PC and
peripheral manufacturers.

  Currently, approximately 40 customers account for substantially all of our net sales. Our top three customers, America Online, Modus Media and Havas Interactive, accounted for approximately 32%, 14% and 10%, respectively, of our net sales for the year ended December 31, 1999. We have expanded our customer base aggressively since our founding in July 1994 primarily due to the focused efforts of our senior management and sales team. We plan to continue expanding and diversifying our customer base in order to reduce our dependence on any one customer and to optimize our production capacity. Specifically, we plan to further expand and diversify our customer base beyond our current presence by further penetrating the Internet, film/entertainment, and publishing industries.

  Our current customer base is characterized primarily by: (i) customers requiring production runs that are annual and ongoing, less cyclical in nature and less time-sensitive, such as America Online and (ii) customers with substantial annual production requirements tied to seasonal consumer purchasing trends and product announcement cycles such as Havas Interactive and GT Interactive. To the extent we are successful in our efforts to promote DVD and CD business within the film/entertainment industry or through Internet related marketing programs, we will attract and acquire customers with substantial production requirements revolving around film releases, retail cycles and other planned marketing events. Our large capacity allows us to manage the competing demands of our customers on a daily basis. We work closely with customers to monitor the actual production schedule and the product quality and service delivered.

  Our business is based primarily on purchase orders. Due to our fast turnaround time, high capacity and strong customer service support, we believe that we have been able to develop excellent relationships with our customers. However, we do not have any significant backlog and we do not typically enter into supply contracts with our customers.

  As part of our effort to secure certain DVD business, we recently invested $1.7 million in Lions Gate Entertainment, a Canadian production and distribution film and entertainment studio, in order to become affiliated with and establish relationships within the entertainment industry. In addition, assuming price and quality are in line with industry standards, we have obtained the exclusive right to all of the DVD replication needs of Lions Gate for the next three years. We also have a five year agreement with Synthonics Technologies, Inc., which grants us exclusive rights to all DVD and CD replication needs of Synthonics, assuming price and quality are in line with industry standards.

Sales and Marketing

  Our sales and marketing effort is tailored to a customer base consistent with our business model. We have targeted customers who require and depend upon high volume DVD and CD manufacturing capacity. We maintain a focused sales and marketing effort led by Alex Sandel and supported by a strong sales staff who have significant experience in the replication industry. Our sales and marketing efforts are focused on expanding our reach across the United States, across a broader industrial base, to customers in the Internet/online area and to the future users of DVDs and CDs. These efforts are supported by relationships and contacts of our board of directors and sales and marketing team.

  Develop DVD Customer Base. We believe DVD technology is positioned to become the new medium for home video and the high-capacity medium for software distribution and high-capacity computer games.

    Home Video: We anticipate DVD demand will continue to grow in the motion picture industry, the primary area utilizing the DVD format today. We intend to broaden our sales and marketing efforts in this industry through relationships certain of our directors have with leading motion picture producers and distributors. In order to further stimulate our growth and broaden our relationships within the entertainment industry, and where appropriate, we intend to continue making strategic investments in selected companies that can direct their DVD replication requirements exclusively to us. As an example, we recently invested $1.7 million in Lions Gate Entertainment, a Canadian production and distribution film and entertainment studio. As part of the investment, we received exclusive rights to all DVD replication needs of Lions Gate for the next three years, assuming price and quality are in line with acceptable industry standards. Additionally, we are marketing to independent post-production companies that provide DVD authoring services to the motion picture industry because of the long-term relationships they have with the movie studios and, in certain cases, the autonomy to independently select the services of DVD replicators.

    Software Distribution and Computer Games: DVD-ROM drives are becoming increasingly popular. Furthermore, home video game companies, such as Sony, Nintendo and Sega, are introducing home video game consoles that are compatible with the DVD format. Microsoft has also announced its plans to introduce a DVD compatible game console. With this large installed base, which is projected to continue to grow, we believe there will be a growing demand for high-capacity computer games playable on the DVD format. In addition, some of our current customers in the software publishing industry are moving selected product titles to the DVD format. We will be well-positioned to attract future DVD business from our current computer hardware and software customers as a result of our strong relationships and demonstrated performance with these customers.

  Stimulate CD Demand through Targeted Internet-Related Marketing Programs. As a result of the increasing popularity of the Internet, many companies now have to integrate an Internet strategy with their traditional retail and direct mail marketing strategies. We believe CDs, and potentially DVDs, will play an increasingly important role as part of the marketing strategy of many e-commerce and catalog companies. When a CD or DVD is used as a catalog or promotional tool in the Internet e-commerce space, we believe it will generate high-volume demand. In order to capitalize on this market, our objective is to assist companies to establish and produce marketing programs enhancing, promoting and integrating their e-commerce businesses utilizing CDs and DVDs. We will focus on three principal areas:

    Targeted Internet Marketing Programs: We believe the CD format is well suited for driving customer traffic to designated online sites because it is less expensive than other advertising media, it can be targeted to an intended audience, it can deliver a dynamic, interactive advertising message and it can deliver to the customer software that currently cannot be delivered via the Internet due to file size concerns. The most notable example of this use, which involves our leading customer, is that of America Online. We are identifying and marketing to our current customers as well as potential customers this technique in stimulating growth in CDs.

    E-Commerce Programs: The introduction of online and digital capabilities has also introduced new and more engaging ways in which retailers and e-tailers can interact with their customers. There will be application programs that interactively promote commerce. These types of interactive programs may require CDs and DVDs as a program medium. We recently invested in Synthonics Technologies, Inc., a 3D technology firm, which utilizes its technology in the digital catalog, kiosk and e-commerce areas. As a result, we believe there will be opportunities for future CD replication.

    Digital Catalog Business: In order to respond to an increasingly "digital" consumer as well as the increasing popularity of online e-commerce, many direct mail catalog companies are considering various changes to their traditional distribution programs. One possible alternative is the partial or total substitution of the traditional paper-based catalog with a CD or DVD catalog. By following this approach, a company can appeal to the new and growing base of online consumers, "link" and drive traffic to its website, interact with customers in a more entertaining way, and more effectively integrate a customer with its online capabilities.

  Many customers and potential customers interested in CD or DVD marketing programs lack the knowledge and resources to internally develop and execute these programs. We will oversee the coordination of the overall production process of these programs. We intend to outsource the creative, graphic and production services necessary to implement the above programs. Where the customer handles creative programming, we will carry out our replicating and packaging functions upon delivery of a master from the customer. By following this model, we can stimulate growth in our main business, the replication of DVDs and CDs, while maintaining our core high volume business model.

  Broader Industry Coverage for CDs. Our marketing efforts have been historically targeted toward companies in the computer hardware and software industries, and we intend to further penetrate these areas. As a result of the rise of the Internet, we will also continue to focus on online service providers and other related companies. Because of our efficiency, high capacity, fast turnaround time and independence within the replicating industry, we have obtained overflow work from other CD replicators that do not have sufficient internal capacity. We only accept orders from replicators who provide such work on a year-round basis. Our main marketing thrust is to attract new customers whose usage patterns are driven by fundamentals that counterbalance the seasonal usage patterns of the computer hardware and software market segments. We believe this strategy helps to balance capacity demands and thereby moderate seasonal fluctuations.

Suppliers

  We seek to reduce costs and enhance quality by purchasing from a limited number of suppliers. However, all raw materials needed to manufacture our products are readily available from multiple suppliers at competitive prices. The principal raw materials used to manufacture DVDs are optical grade polycarbonate, aluminum, nickel, ultraviolet-curable lacquers and ink. Also, certain types of DVDs require a minimal amount of gold. The principal raw materials used to manufacture CDs are the same as those used for manufacturing DVDs, except for gold.

Warehousing and Distribution

  We primarily use common carriers to ship products to customers throughout the United States. We also deliver products by truck directly to a small number of customers who demand direct shipping. To meet the needs of customers distant from our facility, we ship unpackaged or "spindled" DVDs and CDs directly to the customer or its distribution facility. If required, we have relationships with packaging companies in other parts of the United States that would be able to handle individual customer fulfillment needs. We currently believe that this strategy is superior to building multiple manufacturing facilities. The cost to ship unpackaged DVDs or CDs to a packaging company is lower than the investment required to construct, operate and maintain multiple manufacturing facilities. Also, by aggregating our production capacity in a single locale, we believe we can optimize our production capacity, maintain high product yield rates, manage costs and facilitate overall profitability. In addition, we believe we can more closely administer our daily production schedule and quickly respond to large volume, unanticipated time sensitive customer requests. Because of our low-cost structure and fast turnaround times, we are able to fulfill the replication needs of a national customer base from our Valencia, California facility.

Seasonality and Backlog

  Our peak sales activity normally occurs in the four-month period from August through November, as hardware manufacturers and software developers introduce new products before the back-to-school and holiday season. Typically, DVDs and CDs are produced and shipped as orders are received and we operate with virtually no backlog during most of the year. As a result, net sales in any quarter generally are dependent on orders shipped in that quarter. However, we believe focusing our marketing efforts on a more diversified customer base will help reduce the effects of seasonal cycles of our business. For example, to the extent we are successful in our efforts to promote DVD and CD business within the film/entertainment industry or through Internet related marketing programs, we will attract and acquire customers with substantial production requirements revolving around film releases, retail cycles and other planned marketing events, which are not as seasonal as our computer hardware and software customers.

Competition

  The DVD and CD replication industries are highly competitive. We believe that the principal competitive factors in the DVD replicating industry are price, quality, turnaround time, capacity and service and relationships with studios, with price and quality being the most important. We believe the factors listed above are also critical in the CD replicating industry, with price and turnaround time typically being the most important. We believe that we compete favorably with respect to each of these factors in both DVD and CD replicating and that the quality of our products and services, our low cost manufacturing operations, our ability to accommodate tight delivery schedules, and our flexibility in production create significant competitive advantages.

  The replication industry can be divided into two categories: (i) companies that are affiliated with and are captives of large entertainment companies (music and motion pictures), and (ii) independent companies, such as us, that have no affiliation. We compete more directly with the independent replicators, which include: AmericDisc, Carlton Communications PLC, Cinram International, Inc., Denon Electronics, Inc., Disctronics, Inc., DOCdata N.V., JVC Corporation, and Zomax Optical Media, Inc. In addition to the above listed companies, we also compete with foreign manufacturers that can operate at lower costs than us. We do not typically compete directly with captive manufacturers. In some instances, we provide replication services to them to cover their overflow work caused by their own capacity constraints. These captive replicators include the following: Sony Music Entertainment, Inc., Polygram Holdings, Inc., Warner Advanced Media Operations and Warner Music Group (both divisions of Time Warner, Inc.), Bertelsmann Music Group and Capitol-EMI Music.

  Many of the independent replicators are manufacturers of DVDs and CDs but also other pre-recorded multimedia products including video cassettes, audio cassettes and audio CDs. In addition, certain of these independent replicators consider themselves full outsource service providers offering such services as call center operations, customer support, warehousing inventory management, distribution and fulfillment.

  We concentrate on providing high volume, low cost DVD and CD replication along with mastering, packaging and fulfillment services which are essential to our customers needs. We believe we distinguish ourselves from our competitors through our strict focus on those replication and affiliated services necessary to meet our customers' requirements for high capacity manufacturing and quick turnaround of DVDs and CDs.

  We may also face indirect competition from broadband online service providers, such as telephone, cable and wireless service providers. However, we believe online delivery of data will not, for the foreseeable future, be a practical alternative for consumers due to significant time and hardware storage requirements to download the capacity of a DVD or CD.

DVD and CD Manufacturing Process

  The DVD and CD manufacturing process consists of three stages.

  Pre-production. Pre-production of DVDs and CDs consists of three distinct processes: pre-mastering, mastering and electroplating. Through these processes, metal stampers are created which contain tracks with pits and lands holding data in a digital format. The metal stampers are then mounted in the proper injection molding equipment to produce either DVDs or CDs. Pre-production begins with receipt of the customer's data, which is supplied in any number of approved input media.

  The mastering process forms the master image of the DVD or CD from which the polycarbonate replicas are molded. Mastering begins with the preparation of a glass substrate, which is coated with a thin photo resist layer and placed on a computer-controlled laser beam recorder. The laser exposes a series of areas in the photo-resist layer on the glass plate as the data is transferred from a playback device. Chemicals etch the exposed areas of photo resist layer, producing a series of microscopic "pits" and "lands," or physical representations of the digital information. The glass substrate is then developed and then initialized to produce the glass master.

  An electroplating unit is then used to electroplate the glass master with nickel vanadium to create the metal master (commonly referred to as the metal "father"). The metal father is then separated from the glass master and electroplated a second time to create an inverted impression on a metal "mother." A further electroplating process is used to produce several stampers from the metal mother. The nickel-plated stampers are punched, polished and mounted in the proper injection molding machine to replicate DVDs or CDs.

  Replication and Printing. CD replication uses a fully integrated in-line process, which incorporates injection molding machines, metallizing equipment, protective coating machinery and inspection equipment. To begin, optical grade polycarbonate plastic is heated and injected under high pressure into the mold cavity of the machine against the metal stamper. The molding process creates a clear polycarbonate disc with pits on one side containing all of the digitized data. In order to make the disc readable by reflected laser light, a thin layer of reflective aluminum is deposited onto the disc surface by a metallizing machine. A clear protective coating is then applied to the disc by a spin coating device in order to protect the disc from scratches and oxidation and to serve as a base for printing on the disc. An in-line inspection device is used to scan each disc for physical flaws. Thereafter, the disc is ready for label printing, the final step of production.

  The DVD production process is essentially the same as the CD production process, except that DVD replication entails the use of a special substrate-bonding machine, which is integrated into the replication line itself. In addition, the replication process is slightly different from the production of other CD formats in that each replication line has two presses, which produce two polycarbonate substrates, each one-half the thickness of a standard CD. Information is molded onto a layer or multiple layers of a substrate depending on the specific data requirements. The two substrates are bonded together to form a DVD. A DVD-5 contains 4.7 gigabytes of data molded onto one layer of the polycarbonate substrate. A DVD-10 contains 9.4 gigabytes of data molded into both polycarbonate substrates. A DVD-9 contains approximately 8.5 gigabytes of data molded onto both polycarbonate substrates, one of which is semi-transparent. The semi-transparent layer contains a thin layer of reflective material, usually gold.

  Post-Production Services. Post-production services primarily involve printing, packaging, fulfillment and distribution, including confectionering, stickering, cellophaning, shrink-wrapping, spine printing, bundling and other services. We maintain equipment to provide for most customer-requested packaging configurations and use temporary labor to manage labor intensive packaging requests. Currently the standard packaging configuration is the jewel box with customer supplied print material on the bottom and top of the box. The jewel box is typically shrink-wrapped for protection.

Employees

  At December 31, 1999, we had 127 full-time employees, including 3 engaged in sales and marketing, 13 engaged in general administration and finance and 111 engaged in DVD and CD replicating/manufacturing. In addition, we use temporary employees in varying numbers throughout the year, who are primarily engaged in packaging. We rely on our ability to vary the number of part-time and temporary employees in order to respond to fluctuating market demand for our packaging services. None of our employees are covered by a collective bargaining agreement. We believe we have a good relationship with our employees.

Properties

  Our executive offices and manufacturing, sales and marketing operations are located at 25136 Anza Drive, Valencia, California, where we lease approximately 44,500 square feet of space. This lease expires on February 28, 2002. Our mastering facilities are located near our executive offices at 24833 Anza Drive, Valencia, California, in leased facilities occupying an aggregate of approximately 28,500 square feet of space. This lease expires on May 31, 2007. We expect to enter into a multi-year lease for approximately 83,000 square feet of space located at 24811 Avenue Rockefeller, Valencia, California at commercially standard terms. We currently plan to move our executive offices, manufacturing, sales and marketing operations to this location during April 2000. We are currently negotiating the release from our lease for the property located 25136 Anza Drive in Valencia, and we do not believe that this will result in any material out-of-pocket costs to us. We believe that our new facilities will be adequate to meet our projected needs for the foreseeable future. We do not believe that the relocation of certain of our operations to these new facilities will cause any material disruption in our business. See "Certain Relationships and Related Transactions."

Legal Proceedings

We are not involved in any pending, nor are we aware of any threatened, legal proceedings which we believe could reasonably be expected to have a material adverse effect on our business, operating results or financial condition.

                                   MANAGEMENT

Directors and Executive Officers

  The following table sets forth certain information with respect to our directors and executive officers as of February 15, 2000:

Name                          Age                    Position
----                          ---                    --------
Alex Sandel..................  57 Chairman of the Board, Chief Executive
                                  Officer and President
David Moss...................  39 Vice President--Operations
Louis L. Weiss...............  49 Chief Financial Officer, Principal Accounting
                                  Officer and Secretary
Sanford R. Climan(1)(2)......  44 Director
Mark Dyne(1)(2)..............  39 Director
Diana Maranon................  41 Director

--------
(1)  Member of the Audit Committee.
(2)  Member of the Compensation Committee.

  Directors are elected at each annual meeting of shareholders and hold office until the following annual meeting and their successors are duly elected and qualified. Our Bylaws presently provide the number of directors shall not be less than five nor more than nine, with the exact number to be fixed from time to time by resolution of our board of directors. The current number of directors is fixed at five. The remaining directors may fill any vacancy on the board of directors, including a vacancy resulting from an increase in the size of the board of directors. The board of directors cannot decrease the number of directors or shorten the term of any incumbent director.

  The board of directors appoints the executive officers and subject to employment contracts, such officers serve at the discretion of the board of directors.

  Alex Sandel is one of our co-founders and he has served as our Chairman of the Board, Chief Executive Officer and President since we were founded in June 1994. Mr. Sandel was one of the original founders of Packard Bell Electronics
(1986), an innovative PC manufacturer that was first to market PCs via traditional consumer electronics retail outlets. Mr. Sandel served as a director of Packard Bell Electronics since its inception until 1999. Mr. Sandel is a principal shareholder in Argoguest, Inc., an incubator focused on investing in early stage Israeli-based Internet and Internet enabling technology companies. Mr. Sandel has founded, managed and held engineering positions with several companies over the past thirty years. He was educated at the Israeli Institute of Technology, Haifa, Israel. While continuing his education in the United States, he received his BSEE from California State College, Pomona, California (1969) and MSOR from the University of Southern California (1974).

  David Moss has served as our Vice President--Operations since our founding in June 1994. From May 1993 through May 1994, Mr. Moss served as Vice President and General Manager of ASR Recording, a manufacturer of CDs. From April 1991 through April 1993, Mr. Moss served as director of manufacturing at Denon Digital, also a manufacturer of CDs. Mr. Moss has worked in the CD and other media replication business for 15 years. He has a B.A. degree in Production and Operation Management and a B.A. degree in Computer Science, both from California State University at Northridge.

  Louis L. Weiss joined us in May 1998 as Chief Financial Officer and Principal Accounting Officer. From December 1996 through April 1998, Mr. Weiss served as Chief Financial Officer of P.D.I. Industries, Inc., a pharmaceuticals distributor. From January 1996 through September 1996, Mr. Weiss served as Chief Financial Officer of Cardkey Industries, a manufacturer of keycards for building security systems. From June 1992 through December 1995, Mr. Weiss served as President of LLW Associates, a financial consulting firm founded by Mr. Weiss. Mr. Weiss is a Certified Public Accountant (inactive status) and he has a B.B.A. and M.B.A. from the University of Wisconsin.

  Sanford R. Climan has served as a Director since August 1998. Mr. Climan is Managing Director of Entertainment Media Ventures (EMV), a Los Angeles-based venture capital fund focused on investment in the areas of technology, media, and the Internet. From October 1995 through May 1997, Mr. Climan was Executive Vice President and President of Worldwide Business Development for Universal Studios, Inc., where he oversaw corporate international strategy and the following Universal Studios operating units: Consumer Products; Home Video; Pay Television; New Media; Spencer Gifts and Strategic Marketing. From June 1997 through February 1999 and from June 1986 to September 1995, Mr. Climan was a member of the senior management team at Creative Artists Agency, a leading talent and literary representation firm, working with both talent and corporate clients. Prior to joining CAA, Mr. Climan held executive positions at various entertainment companies, working in general management capacities, as well as overseeing areas of motion picture and television production and distribution. Mr. Climan serves as a director of a number of public and private companies. Mr. Climan received his B.A. from Harvard College, a M.S. in Health Policy and Management from the Harvard School of Public Health and his M.B.A. from Harvard Business School.

  Mark Dyne has served as a Director since August 1998. Since October 1996, Mr. Dyne has served as Chairman of the Board of Directors and as Chief Executive Officer of Brilliant Digital Entertainment, Inc., a production and development studio producing digital entertainment. Currently, Mr. Dyne is a Director of Ozisoft Pty. Limited, a company he founded in 1982. From November 1998 through January 2000, Mr. Dyne was Chief Executive Officer of Virgin Interactive Entertainment. From June 1995 through May 1997, Mr. Dyne served as an executive officer of Sega Enterprises (Australia) Pty., Ltd., a theme park developer, which operated the $70 million interactive indoor theme park in Darling Harbor in Sydney, Australia. Moreover, currently, Mr. Dyne is Chairman of the Board of Directors of Tag-It Pacific, Inc., a manufacturer of buttons, tags and other apparel trim products, and a director of Talent Connection.com, an entertainment portal.

  Diana Maranon has served as a Director since August 1998. Ms. Maranon is the President and Managing Director of Averil Capital Markets Group, Inc., a financial advisory firm, and a member of the National Association of Securities Dealers. Ms. Maranon serves as a director of Brilliant Digital Entertainment, Inc. Before founding Averil Capital Markets Group, Inc., in 1994, Ms. Maranon was a Vice President with Wasserstein Perella & Co., Inc., an investment banking firm, with whom she started in 1988. From 1985 to 1988, Ms. Maranon practiced securities law with Skadden Arps Slate Meagher & Flom, LLP. Ms. Maranon received J.D. and M.B.A. degrees from the University of California at Los Angeles and is a member of the California Bar.

Board Committees

  The board of directors will maintain an audit committee and a compensation committee. The audit committee will review the scope of our audits, the engagement of our independent auditors and their audit reports. The members of the audit committee are Sanford Climan and Mark Dyne. The compensation committee will evaluate our compensation policies and administer our stock option plan. The members of the compensation committee are Sanford Climan and Mark Dyne.

Director Compensation

  We intend to pay non-employee directors fees of $1,500 for each meeting personally attended. We intend to pay non-employee directors fees of $500 for each telephonic meeting attended. Our directors are also reimbursed for their reasonable travel expenses incurred in attending board or committee meetings.

Compensation Committee Interlocks and Insider Participation

  We did not have a compensation committee for the fiscal year ended December 31, 1999. Our board of directors made all decisions regarding executive compensation for the fiscal year ended December 31, 1999. No interlocking relationship exists between any member of our compensation committee and any member of any other company's board of directors or compensation committee.

Executive Compensation

  The following table presents both cash and noncash compensation paid or to be paid by us to each of our executive officers who received compensation for the year ended December 31, 1999 in excess of $100,000:

                           Summary Compensation Table

                                                                   Annual
                                                                Compensation
                                                  Year Ended  ----------------
Name and Principal Position                       December 31  Salary   Bonus
---------------------------                       ----------- -------- -------
Alex Sandel, Chief Executive Officer and
 President.......................................    1999     $540,000     --
David Moss, Vice President--Operations...........    1999     $461,561 $52,000
Louis Weiss, Chief Financial Officer.............    1999     $228,894     --

Employment Agreements with Executive Officers

  David Moss has an employment agreement with us. According to his agreement, he is entitled to a salary of $395,000 per year subject to automatic annual increases of six percent. The compensation committee can make further salary increase adjustments to Mr. Moss' agreement if they choose to do so. In addition, the compensation committee can grant bonus compensation to Mr. Moss. If Mr. Moss' employment is terminated without cause, he will be entitled to severance pay at his then-current annual salary through the expiration of his employment agreement plus a lump sum payment of $1,000,000. Mr. Moss' employment agreement is effective August 26, 1998 through August 26, 2003, subject to extension through August 26, 2006 upon our written consent and Mr. Moss' written consent.

                         Fiscal Year-End Option Values

                             Number of Securities      Value of Unexercised
                            Underlying Unexercised    In-The-Money Options at
                          Options at Fiscal Year-End      Fiscal Year-End
Name                      Exercisable/Unexercisable  Exercisable/Unexercisable
----                      -------------------------- -------------------------
Alex Sandel, Chief
 Executive Officer and
 President...............       72,500/217,500
David Moss, Vice
 President--Operations...       36,250/108,750
Louis Weiss, Chief
 Financial Officer.......        21,250/63,750

Stock Plan

  We adopted a stock incentive plan in May 1998. Each of our executive officers, other employees, non-employee directors or consultants is eligible to be considered for the grant of awards under our stock incentive plan. A maximum of 1,200,000 shares of common stock may be issued under our stock incentive plan. If any award expires or terminates for any reason, then the common stock subject to that award will again be available for issuance under our stock incentive plan.

  Our board of directors or a committee of two or more non-employee directors appointed by the board of directors will administer our stock incentive plan. The administrator will have full and final authority to select the executives and other employees to whom awards will be granted. Additionally, the administrator will have the full and final authority to grant the awards and to determine the terms and conditions of the awards and the number of shares to be issued.

  Awards. Our stock incentive plan authorizes the administrator to enter into both incentive and non-statutory options. An award under the stock incentive plan may permit the recipient to pay the entire purchase price of the shares by delivering previously-owned shares of our capital stock.

  Plan Duration. Our board of directors adopted our stock incentive plan on May 7, 1998 and on the same day our shareholders approved the plan. Our stock incentive plan was subsequently amended on August 25, 1998. Our shareholders approved the amendment on the same day. As a result of the amendment the number of shares of our common stock subject to our stock incentive plan was increased to 1,200,000. As of the date of this prospectus, our board of directors has granted options covering an aggregate of 828,000 shares of our common stock to our directors, officers and employees, with a weighted average exercise price of $11.35 per share. The options will typically vest in four equal annual installments commencing on the first anniversary of the date of grant. Any award duly granted on or prior to May 7, 2008 may be exercised or settled in accordance with its terms. No award may be granted on or after May 7, 2008.

  Amendments. The administrator may amend or terminate our stock incentive plan at any time and in any manner. However, no recipient of any option may be deprived of any of his or her rights under the option as a result of any amendment or termination without his or her consent. Shareholder approval is required to increase the number of shares available for issuance under our stock incentive plan.

  Form S-8 Registration. We intend to file a registration statement under the Securities Act to register the 1,200,000 shares of our common stock reserved for issuance under our stock incentive plan and the 366,600 shares issuable upon David Moss' exercise of his warrants. The registration statement is expected to be filed shortly following the date of this prospectus and will become effective immediately upon filing with the Securities and Exchange Commission. Shares issued under our stock incentive plan after the effective date of this registration statement generally will be available for sale to the public without restriction, except for the 180-day lock-up provisions and except for shares issued to our affiliates, which will remain subject to the volume and manner of sale limitations of Rule 144. See "Shares Eligible for Future Sale."

Limitation of Liability and Indemnification Matters

  Our Articles of Incorporation include a provision eliminating the personal liability of our directors to us and to our shareholders for monetary damages for breach of the director's fiduciary duties in certain circumstances. This limitation has no effect on a director's liability for any of the following:

  . for acts or omissions involving intentional misconduct or a knowing and culpable violation of law;

  . for acts or omissions a director believes to be contrary to our best interest or to the best interest of our shareholders;

  . for acts or omissions involving the absence of good faith on the part of the director;

  . for any transaction from which a director derived an improper personal benefit;

  . for acts or omissions showing a reckless disregard for the director's duty to us or to our shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to us or to our shareholders;

  . for acts or omissions constituting an unexcused pattern of inattention amounting to abdication of the director's duty to us or to our shareholders;

  . under Section 310 of the California Corporations Code (concerning contracts or transactions between a director and us); or

  . under Section 316 of the California Corporations Code (concerning director's liability for improper dividends, loan and guarantees).

  This limitation of liability does not apply to a director acting in his capacity as an officer. Further, this limitation of liability provision does not affect the availability of injunctions and other equitable remedies available including injunctive relief or recession.

  Our Articles of Incorporation and Bylaws provide indemnification of our directors and executive officers and discretionary indemnification of our other officers and employees and other agents to the fullest extent permitted by law. Pursuant to this provision, our Bylaws provide for indemnification of our directors, officers and employees. In addition, we may provide indemnification to persons whom we are not obligated to indemnify. The Bylaws also allow us to enter into indemnity agreements with individual directors, officers, employees and other agents. We have entered into indemnification agreements designed to provide the maximum indemnification permitted by law with all our directors and executive officers. These agreements, together with our Bylaws and Articles of Incorporation, may require us, among other things, to indemnify these directors against certain liabilities that arise by reason of their status or service as directors (other than liabilities resulting from willful misconduct of a culpable nature), to advance expenses to them as they are incurred, provided they undertake to repay the amount advanced if it is ultimately determined by a court that are not entitled to indemnification, and to obtain directors' and officers' insurance if available on reasonable terms. We maintain director and officer liability insurance.

  Section 317 of the California Code, our Bylaws and our indemnification agreements with our directors and executive officers make provision for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursement of expenses incurred) arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  We have been treated as an S Corporation since our inception. We paid an aggregate of approximately $23.3 million in cash dividends to our shareholders from January 1, 1997 through March 1, 2000. These dividends were paid to our shareholders to pay their income taxes, and as a return of their investment. We intend to pay dividends aggregating approximately $8.9 million to our shareholders prior to the closing of this offering as a distribution of retained earnings and for the purpose of funding income taxes on 2000
S Corporation earnings.

  Our current shareholders have personally guaranteed repayment of the Greyrock bank debt. Upon completion of this offering and the application of the net proceeds to repay the loan from Greyrock, the shareholder guarantees will terminate. See "Use of Proceeds."

  Our current shareholders have entered into a tax indemnification agreement with us relating to their respective income tax liabilities. See "Termination of S Corporation Status."

  In January 2000, we loaned $2,630,000 to Alex Sandel with interest at our borrowing rate from Greyrock. We expect such amount to be repaid prior to or concurrently with the closing of this offering.

  In 1999, we made rental payments on a new facility totaling $86,000 to a company owned by Alex Sandel, our president and majority shareholder. We intend to enter into a multiyear lease agreement with this company. This lease, including the amount of the lease payments, is expected to be on terms similar with those currently prevailing in the market.

  During 1999, we made non-interest bearing loans to Alex Sandel totaling $1,472,000 and interest bearing loans totaling $1,075,000 (interest accrued at our borrowing rate from our major lender). These loans were repaid in their entirety during 1999 except for interest accrued, totaling approximately $72,000, which was subsequently forgiven by our board of directors.

  In December 1999, we invested $500,000 in Synthonics Technologies, Inc. in return for a note convertible into 11,518,096 shares of Synthonics common stock, which at the time represented approximately 38% of Synthonics outstanding shares. In addition, we agreed to replicate and package up to 2 million CDs without charge to Synthonics and establish a catalog entity to develop and produce 3D interactive digital catalogs on behalf of Synthonics for its customers. At the time of the investment, Diana Maranon, one of our directors, was a member of the board of directors of Synthonics.

  In December 1999, we made advances totaling $2,500,000 to Jason Barzilay, one of our shareholders. This amount was repaid before the end of 1999. During 1999, we also made a loan of $1,000,000 to a company owned by Alex Sandel and Jason Barzilay, which was repaid before the end of the year. Interest on these amounts accrued at our borrowing rate from Greyrock.

  In connection with the warrants issued to David Moss, our Vice President-- Operations, we loaned him a total of $1,428,000 in 1999 under promissory notes bearing compound interest at the rate of 4.6% per annum, in order to allow him to pay the federal and state taxes due as a result of the receipt of the warrants. The unpaid principal balance and any accrued but unpaid interest shall be due and payable on the earlier of: (1) January 1, 2006; or (2) the fifteenth day following the date of delivery of written demand for payment made at any time after the later of (a) the closing of a liquidity event (which includes this offering), or (b) if applicable, the expiration of any lock-up period imposed in connection with such liquidity event on our common stock held by David Moss.

  Since September 1997, Averil Capital Markets Group, Inc., a financial advisory firm founded and controlled by Diana Maranon, has performed various services for us including investigation of strategic and financing alternatives. As consideration for these services rendered, we have paid Averil Capital Markets Group, Inc. approximately $186,184, including expenses. As consideration for services rendered in connection with this offering, we have agreed to pay Averil Capital Markets Group, Inc. a cash payment of 0.75% of the gross proceeds raised upon consummation of this offering and warrants to purchase shares of our common stock equivalent to 0.25% of the gross proceeds raised at an exercise price equal to 110% of the initial public offering price. The warrants given to Averil Capital Markets Group, Inc. will become exercisable on the first anniversary of this offering. We have entered into an indemnification agreement with Averil Capital Markets Group, Inc. pursuant to which we will indemnify Averil Capital Markets Group, Inc. and Ms. Maranon against any amounts these parties may become obligated to pay in connection with Ms. Maranon's service as one of our directors and her consulting services to us.

  We lease one of our two facilities in Valencia, California, from Bascal Properties II, a partnership owned by our existing shareholders. This lease expires in May 2007 and currently provides for a monthly base rent of $20,000, with periodic adjustments based on the consumer price index. We believe this lease is at prevailing market rates for similar properties. Rental payments to Bascal Properties II were $240,000 for the year ended December 31, 1999, $240,000 for the year ended December 31, 1998 and $140,000 for the year ended December 31, 1997. In June 1997, we loaned approximately $1.9 million to Bascal Properties II. This loan bore interest at prime plus two percent and was repaid in full in September 1997.

  On November 1, 1997, we entered into a Purchase and Sale Agreement with Packard Bell NEC. The Packard Bell NEC Agreement governed our relationship with Packard Bell NEC with respect to the procedures for ordering, pricing and delivering products, as well as product warranties. Pursuant to the Packard Bell NEC Agreement, Packard Bell NEC agreed to purchase from us substantially all of its United States requirements for CDs, so long as the pricing, terms, conditions and quality of the CDs being sold by us were at least as favorable as those available from any other third party supplier. The Packard Bell NEC Agreement expired in November 1999. At the time this agreement was entered into, our current shareholders owned a significant minority interest in Packard Bell NEC and Alex Sandel was a director of Packard Bell NEC.

  Historically, significant portions of our net sales have been to Packard Bell NEC. Our net sales to Packard Bell NEC were approximately $554,000 for the year ended December 31, 1999, $5.3 million for the year ended December 31, 1998, $12.1 million for the year ended December 31, 1997, $14.2 million for the year ended December 31, 1996 and $20.9 million for the year ended December 31, 1995. Such sales represented approximately 1.0% of our net sales for the year ended December 31, 1999, 12.4% of our net sales for the year ended December 31, 1998, 33.5% of our net sales for the year ended December 31, 1997, 55.3% of our net sales for the year ended December 31, 1996 and 65.8% of our net sales for the year ended December 31, 1995. At December 31, 1999, accounts receivable from Packard Bell NEC were approximately $23,000, or 0.3% of total trade receivables as of such date.

  We had net sales to Reveal Computer Products (formerly named Cal Circuit Abco, Inc. prior to December 1994), a re-packager of computer peripherals managed by Jason Barzilay and controlled by our current and former shareholders, amounting to $35,000 for the year ended December 31, 1996 and $4,212,000 for the year ended December 31, 1995. During the second quarter of 1996, we wrote off accounts receivable balances of $1,559,000 due from Reveal Computer Products. Moreover, from June 1995 to November 1995, we loaned an aggregate of approximately $3.3 million to Reveal Computer Products bearing interest at prime plus three percent. We determined this amount was uncollectible and reserved for it at December 31, 1995. We ultimately wrote off such amount in 1996, the same year Reveal Computer Products entered bankruptcy and ceased operations.

                       PRINCIPAL AND SELLING SHAREHOLDERS

  The following table presents information regarding the beneficial ownership of our common stock as of March 1, 2000, and as adjusted to reflect our sale of shares of our common stock and the selling shareholders sale of our common stock offered by this prospectus, for:

  . each person who is known to us to be the beneficial owner of more than 5% of our outstanding common stock;

  .  each of our directors; and

  .  the named executive officers as a group.

  The address of each person listed is in care of us, at 25136 Anza Drive, Valencia, California 91355, unless otherwise provided below such person's name.

                           Shares Beneficially            Shares Beneficially
                              Owned Prior to                Owned After the
                               Offering(1)                      Offering
                           -------------------- Number of ----------------------
                           Number of Percent of  Shares   Number of   Percent of
Name of Beneficial Owner    Shares     Class     Offered   Shares       Class
------------------------   --------- ---------- --------- ---------   ----------
Alex Sandel(2)............ 6,145,000    67.2%
Jason Barzilay............ 3,000,000    33.3%
David Moss(3).............   439,100     4.7%
Louis Weiss(4)............    42,500       *               42,500
Sanford R. Climan(4)(5)...    30,000       *               30,000
Mark Dyne(4)(6)...........     7,500       *               37,500(9)
Diana Maranon(4)(7).......     7,500       *                7,500
All of the directors and
 executive officers as a
 group (six persons)(8)... 6,671,600    69.0%

--------
 *   Less than one percent.
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Shares of common stock under warrants or options currently exercisable or exercisable within 60 days of the date of this offering are deemed outstanding for purposes of computing the percentage ownership of the person holding such warrants or options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated, the persons named in this table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.
(2) Includes 145,000 shares of common stock, which may be purchased upon exercise of options that are currently exercisable.
(3) Includes 366,600 shares of common stock, which may be purchased upon exercise of warrants that are currently exercisable and 72,500 shares of common stock, which may be purchased upon exercise of options that are currently exercisable.
(4) Represents shares of common stock, which may be purchased upon exercise of options that are currently exercisable.
(5) Mr. Climan's address is c/o Entertainment Media Ventures, LLC, 828 Moraga Drive Second Floor, Los Angeles, California 90049.
(6) Mr. Dyne's address is c/o Brilliant Digital Entertainment, Inc., 6355 Topanga Canyon Boulevard, Suite 513, Woodland Hills, California 91367.
(7) Ms. Maranon's address is c/o Averil Capital Markets Group, Inc., 2029 Century Park East, Suite 1900, Century City, California 90067.
(8) Includes 671,600 shares of common stock, which may be purchased upon exercise of warrants and options that are currently exercisable.
(9)  Includes 30,000 shares to be given by the existing shareholders to Mr.
     Dyne.

                          DESCRIPTION OF CAPITAL STOCK

  We are authorized to issue 45,000,000 shares of our common stock, no par value and 5,000,000 shares of preferred stock, no par value. As of March 1, 2000, there were 9,000,000 shares of our common stock outstanding and there were two holders of record of the common stock. Currently, there are no shares of preferred stock outstanding. The following statements are brief summaries of our capital stock.

Common Stock

  The holders of common stock are entitled to one vote for each share held of record on all matters on which the holders of common stock are entitled to vote and have cumulative voting rights with respect to the election of directors. The right to cumulate votes will automatically cease as of the first record date of our annual meeting of shareholders where we have at least 800 holders of our equity securities. The holders of our common stock are entitled to receive dividends in proportion to their ownership when, as and if declared by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled subject to the rights of holders of preferred stock issued by us, if any, to share proportionally in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock.

  The holders of common stock have no preemptive or conversion rights and they are not subject to further calls or assessments by us. Our common stock does not have any redemption or sinking fund provisions. The outstanding shares of our common stock are, and the common stock issuable pursuant to this offering will be, when issued, fully paid and nonassessable.

Preferred Stock

  Our board of directors has the authority to issue the authorized and unissued preferred stock in one or more series and our board of directors may determine the designations, rights and preferences of the preferred stock. Accordingly, and without the need for shareholder approval, our board of directors has the power to issue preferred stock with dividend, liquidation, conversion, voting or other rights, which adversely affect the voting power or other rights of the holders of our common stock. In the event of issuance, and under certain circumstances, we could use our preferred stock as a way of discouraging, delaying or preventing an acquisition or a change in our control. We do not currently intend to issue any shares of our preferred stock.

Warrants

  We have granted to David Moss warrants to purchase 366,600 shares of our common stock. The warrants granted to David Moss expire on December 31, 2007 and are exercisable for $0.0017 per share. None of the warrants granted to David Moss will have any voting rights, dividend rights or preferences until such time as they are exercised for shares of our common stock.

  Effective upon the closing of this offering, we will grant to Averil Capital Markets Group, Inc. warrants to purchase shares of our common stock equivalent to 0.25% of the gross proceeds raised in this offering with an exercise price equal to 110% of the initial public offering price. The warrants granted to Averil Capital Markets Group, Inc. expire five years after they are granted. See "Certain Relationships and Related Transactions."

Transfer Agent

  Our transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that future sale of shares, or the availability of shares for future sale, will have on the prevailing market price for our common stock. Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales may occur, could adversely affect the prevailing market prices for our common stock. See "Risk Factors--Sales of additional shares of our common stock into the public market may cause our stock price to fall."

  Upon completion of this offering, we will have       shares of our common
stock outstanding, if the underwriters' over-allotment options are exercised in
full. Of those shares, a total of       shares,       shares if the
underwriters' over-allotment options are exercised in full, will be freely tradable without restriction or further registration under the Securities Act, unless purchased or held by our "affiliates" as that term is defined in Rule 144.

  All of our executive officers, directors and shareholders, including the selling shareholders have signed lock-up agreements under which they agreed not to sell or otherwise transfer, directly or indirectly, any shares of common stock or any securities convertible into, or exercisable or exchangeable for, any shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Prudential Securities Incorporated. These lock-up agreements do not prevent us from granting additional options under our stock incentive plan. After the expiration of the 180-day period, shares that can be sold under Rule 144 will be eligible for sale. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the securities subject to these lock-up agreements.

   Number of shares      Date of availability for resale into public market
   ----------------      --------------------------------------------------
   9,000,000        180 days after the date of this prospectus due to a lock-up agreement our two existing shareholders have with
                    Prudential Securities. However, Prudential Securities can
                    waive this restriction at any time and without notice.
                    Since these shares are held by our affiliates, sales of
                    these shares will also be subject to the volume limitations of Rule 144.

  In general, under Rule 144 as currently in effect, any person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  .1% of the then outstanding shares of common stock; or

  . the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of the sale on Form 144 is filed with the Securities and Exchange Commission.

  Within 90 days after the date of this prospectus, we intend to file a Registration Statement on Form S-8 covering an aggregate of approximately 1,566,600 shares of common stock, including the 828,000 shares of common stock which will then be subject to outstanding options and 366,600 shares of common stock underlying the warrants granted to David Moss. Additionally, we have agreed to file a Registration Statement on Form S-3 covering the shares of common stock underlying the warrants to be granted to Averil Capital Markets Group, Inc., after these warrants become exercisable. After the effective date of the Form S-8, shares of common stock issued upon exercise of options granted pursuant to our stock incentive plan and upon exercise of the warrants granted to David Moss will be available for sale in the public market. However, these shares will remain subject to Rule 144 volume limitations applicable to our affiliates and to the lock-up agreements. Shares of common stock issuable upon exercise of the warrants to be granted to Averil Capital Markets Group, Inc. will become exercisable subject to Rule 144 volume limitations, one year after the date these warrants were granted or the filing of the related Form S-3, whichever occurs first.

                                  UNDERWRITING

  We have entered into an underwriting agreement with the underwriters named below, for whom Prudential Securities Incorporated and CIBC World Markets Corp. are acting as representatives. We and the selling shareholders are obligated to sell, and the underwriters are obligated to purchase, all of the shares offered on the cover page of this prospectus, if any are purchased. Subject to conditions of the underwriting agreement, each underwriter has severally agreed to purchase the shares indicated opposite its name:

                                                                       Number of
Underwriters                                                            Shares
------------                                                           ---------
Prudential Securities Incorporated....................................
CIBC World Markets Corp. .............................................
                                                                         ----
  Total...............................................................
                                                                         ====

  The underwriters may sell more shares than the total number of shares offered on the cover page of this prospectus and they have, for a period of 30 days from the date of this prospectus, over-allotment options to purchase up to
additional shares from us and up to     additional shares from the selling
shareholders. If any additional shares are purchased, the underwriters will severally purchase the shares in the same proportion as per the table above.

  The representatives of the underwriters have advised us and the selling shareholders that the shares will be offered to the public at the offering price indicated on the cover page of this prospectus. The underwriters may
allow a concession not in excess of $    per share to selected dealers and such
dealers may reallow a concession not in excess of $    per share to certain
other dealers. After the shares are released for sale to the public, the representatives may change the offering price and the concessions. The representatives have informed us and the selling shareholders that the underwriters do not intend to sell shares to any investor who has granted them discretionary authority.

  We and the selling shareholders have agreed to pay to the underwriters the following fees, assuming both no exercise and full exercise of the underwriters' over-allotment options to purchase additional shares:

                                                     Total Fees
                                    ---------------------------------------------
                             Fee     Without Exercise of      Full Exercise of
                          Per Share Over-Allotment Options Over-Allotment Options
                          --------- ---------------------- ----------------------
Fees paid by us.........    $              $                      $
Fees paid by the selling
 shareholders...........    $              $                      $

  In addition, we estimate that we will spend approximately $    in expenses
for this offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of these liabilities.

  We, our officers and directors, and all shareholders including our selling shareholders have entered into lock-up agreements pursuant to which we and they have agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. Prudential Securities Incorporated may, at any time and without notice, waive the terms of the lock-up agreements specified in the underwriting agreement.

  Prior to this offering, there has been no public market for our common stock. The public offering price, negotiated among Future Media, the selling shareholders, and the representatives is based upon various factors such as our financial and operating history and condition, our prospects, the prospects for the industry we are in and prevailing market conditions.

  Prudential Securities Incorporated, on behalf of the underwriters, may engage in the following activities in accordance with applicable securities rules:

  . Over-allotments involving sales in excess of the offering size, creating a short position. Prudential Securities Incorporated may elect to reduce this short position by exercising some or all of the over-allotment options.

  . Stabilizing and short covering; stabilizing bids to purchase the shares are permitted if they do not exceed a specified maximum price. After the distribution of shares has been completed, short covering purchases in the open market may also reduce the short position. These activities may cause the price of the shares to be higher than would otherwise exist in the open market.

  . Penalty bids permitting the representatives to reclaim concessions from a syndicate member for the shares purchased in the stabilizing or short covering transactions.

  Such activities, which may be commenced and discontinued at any time, may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

  Each underwriter has represented that it has complied and will comply with all applicable laws and regulations in connection with the offer, sale or delivery of the shares and related offering materials in the United Kingdom, including:

  . the Public Offers of Securities Regulations 1995;

  . the Financial Services Act 1986; and

  . the Financial Services Act 1986, (Investment Advertisements) (Exemptions)
    Order 1996 (as amended).

  We have asked the underwriters to reserve shares for sale at the same offering price directly to our officers, directors, employees and other business affiliates or related third parties. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase the reserved shares.

  Prudential Securities Incorporated facilitates the marketing of new issues online through its PrudentialSecurities.com division. Clients of Prudential AdvisorSM, a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors.

                                 LEGAL MATTERS

  Our counsel, Troop Steuber Pasich Reddick & Tobey, LLP, Los Angeles, California, has rendered an opinion that the common stock offered by us, upon its sale will be duly and validly issued, fully paid and non-assessable. Gibson, Dunn & Crutcher LLP, Los Angeles, California, has acted as counsel to the underwriters in connection with certain legal matters relating to this offering.

                                    EXPERTS

  Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

  We have filed with the Securities and Exchange Commission in Washington, D.C., a registration statement under the Securities Act with respect to this offering. This Prospectus does not contain all of the information set forth in such registration statement and the exhibits thereto. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and with respect to any contract or other document filed as an exhibit to such registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference. For further information about us and the shares offered, please review the registration statement and the exhibits. A copy of the registration statement, including the exhibits, may be inspected without charge at the Securities and Exchange Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain prescribed rates.

  When this offering is consummated, we will become subject to the informational requirements of the Securities Exchange Act and will file reports and other information with the Securities and Exchange Commission in accordance with its rules. These reports and other information concerning us may be inspected and copied at the public reference facilities referred to above as well as some of the regional offices of the Securities and Exchange Commission.

  The Securities and Exchange Commission maintains a web site, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
Report of Ernst & Young LLP, Independent Auditors........................ F-2
Balance Sheets at December 31, 1998 and December 31, 1999................ F-3
Statements of Income for years ended December 31, 1997, 1998 and 1999.... F-4
Statements of Shareholders' Equity for years ended December 31, 1997,
 1998 and 1999........................................................... F-5
Statements of Cash Flows for years ended December 31, 1997, 1998 and
 1999.................................................................... F-6
Notes to Financial Statements for December 31, 1997, 1998 and 1999....... F-7

                         Report of Independent Auditors

The Board of Directors
Future Media Productions, Inc.

  We have audited the accompanying balance sheets of Future Media Productions, Inc. as of December 31, 1998 and 1999 and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Future Media Productions, Inc. as of December 31, 1998 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Los Angeles, California
February 25, 2000

                         FUTURE MEDIA PRODUCTIONS, INC.
                                 BALANCE SHEETS

                                                December 31         Pro Forma
                                          -----------------------  December 31,
                                             1998        1999          1999
                                          ----------- -----------  ------------
                                                                   (unaudited)
Assets
Current assets:
  Accounts receivable (net of allowance
   for doubtful accounts of $163,000 in
   1998 and $265,778 in 1999)............ $ 8,035,270 $ 7,202,126
  Inventories............................     726,774     766,868
  Prepaid expenses.......................     433,497     284,101
  Deferred income taxes..................       8,000         --       300,000
                                          ----------- -----------   ----------
Total current assets.....................   9,203,541   8,253,095
Property and equipment, net..............  21,898,093  29,837,448
Investments..............................         --    2,852,400
Other assets.............................     336,268     145,845
                                          ----------- -----------
Total assets............................. $31,437,902 $41,088,788
                                          =========== ===========

Liabilities and Shareholders' Equity
Current liabilities:
  Bank overdraft......................... $   517,258 $   370,489
  Line of credit.........................   1,616,537   1,852,303
  Accounts payable--trade................   2,648,974   2,762,457
  Accounts payable--capital equipment....   4,449,059   1,530,356
  Accrued expenses--royalties............   2,213,294   4,101,760
  Accrued expenses.......................   1,032,631   1,043,268
  Deferred revenue.......................         --      700,000
  Deferred income taxes..................         --       40,500          --
  Current portion of long-term debt......   3,756,987   3,757,698          --
  Current portion of capital lease
   obligations...........................      11,666       5,938
  Distributions payable..................         --          --    14,407,386
                                          ----------- -----------   ----------
Total current liabilities................  16,246,406  16,164,769
Long-term debt, less current portion.....   9,084,805   5,327,108
Capital lease obligations, less current
 portion.................................      17,479      11,525
Deferred income taxes....................      90,000     116,000    3,200,000
Commitments
Shareholders' equity:
  Preferred stock, no par value:
    Authorized shares--5,000,000.........
    Issued and outstanding shares--none..         --          --
  Common stock, no par value:
    Authorized shares--45,000,000........
    Issued and outstanding shares--
     9,000,000...........................   3,070,000   3,790,000    3,790,000
  Retained earnings......................   2,929,212  17,107,386          --
  Note receivable from officer...........         --   (1,428,000)  (1,428,000)
                                          ----------- -----------   ----------
Total shareholders' equity...............   5,999,212  19,469,386    2,362,000
                                          ----------- -----------
Total liabilities and shareholders'
 equity.................................. $31,437,902 $41,088,788
                                          =========== ===========

   The accompanying notes to the financial statements are an integral part of these statements.

                         FUTURE MEDIA PRODUCTIONS, INC.
                              STATEMENTS OF INCOME

                                              Year Ended December 31
                                        -------------------------------------
                                           1997         1998         1999
                                        -----------  -----------  -----------
Net sales to unaffiliated companies.... $23,974,131  $37,962,123  $52,448,072
Net sales to related parties...........  12,068,296    5,349,057      553,799
                                        -----------  -----------  -----------
Total net sales........................  36,042,427   43,311,180   53,001,871
Cost of goods sold.....................  23,132,442   27,304,178   31,937,704
                                        -----------  -----------  -----------
Gross profit...........................  12,909,985   16,007,002   21,064,167
Selling, general and administrative
 expenses..............................   4,214,033    4,232,741    4,200,969
Stock related compensation expense.....         --     3,055,000      720,000
Abandoned offering costs...............         --       675,733          --
                                        -----------  -----------  -----------
Income from operations.................   8,695,952    8,043,528   16,143,198
Other income (expense):
  Interest income......................      42,105       35,189          670
  Interest expense.....................    (817,998)  (1,263,861)  (1,403,694)
                                        -----------  -----------  -----------
  Other income (expense), net..........    (775,893)  (1,228,672)  (1,403,024)
                                        -----------  -----------  -----------
Income before provision for state
 income taxes..........................   7,920,059    6,814,856   14,740,174
Provision for state income taxes.......     119,900      102,223        2,000
                                        -----------  -----------  -----------
Net income............................. $ 7,800,159  $ 6,712,633  $14,738,174
Earnings per share:
  Basic................................ $      0.87  $      0.75  $      1.64
                                        ===========  ===========  ===========
  Diluted.............................. $      0.87  $      0.71  $      1.43
                                        ===========  ===========  ===========
Shares used in computing earnings per
 share:
  Basic................................   9,000,000    9,000,000    9,000,000
                                        ===========  ===========  ===========
  Diluted..............................   9,000,000    9,498,287   10,336,178
                                        ===========  ===========  ===========
Pro forma net income data (Notes 1 and
 7, unaudited):
  Income before provision for income
   taxes............................... $ 7,920,059  $ 6,814,856  $14,740,174
  Pro forma income tax provision.......   3,161,100    2,725,942    5,896,070
                                        -----------  -----------  -----------
  Pro forma net income................. $ 4,758,959  $ 4,088,914  $ 8,844,104
  Pro forma basic earnings per share...                           $      0.98
                                                                  ===========
  Pro forma diluted earnings per
   share...............................                           $      0.86
                                                                  ===========
  Weighted average shares outstanding--
   basic...............................                             9,000,000
                                                                  ===========
  Weighted average shares outstanding--
   diluted.............................                            10,336,178
                                                                  ===========


   The accompanying notes to the financial statements are an integral part of these statements.

                            FUTURE MEDIA PRODUCTIONS
                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                 Note
                             Common Stock     Receivable
                         --------------------    from        Retained
                          Shares     Amount     Officer      Earnings       Total
                         --------- ---------- -----------  ------------  ------------
Balance at January 1,
 1997................... 9,000,000 $   15,000 $       --   $ 13,129,440  $ 13,144,440
Dividends, $1.22 per
 share..................       --         --          --    (11,009,020)  (11,009,020)
Net income..............       --         --          --      7,800,159     7,800,159
                         --------- ---------- -----------  ------------  ------------
Balance at December 31,
 1997................... 9,000,000     15,000         --      9,920,579     9,935,579
Dividends, $1.52 per
 share..................       --         --          --    (13,704,000)  (13,704,000)
Issuance of stock
 warrants...............       --   3,055,000         --            --      3,055,000
Net income..............       --         --          --      6,712,633     6,712,633
                         --------- ---------- -----------  ------------  ------------
Balance at December 31,
 1998................... 9,000,000  3,070,000         --      2,929,212     5,999,212
Dividends, $.06 per
 share..................       --         --          --       (560,000)     (560,000)
Loan to officer.........       --         --   (1,428,000)          --     (1,428,000)
Contribution of
 capital................       --     720,000         --            --        720,000
Net income..............       --         --          --     14,738,174    14,738,174
                         --------- ---------- -----------  ------------  ------------
Balance at December 31,
 1999................... 9,000,000 $3,790,000 $(1,428,000) $ 17,107,386  $ 19,469,386
                         ========= ========== ===========  ============  ============


   The accompanying notes to the financial statements are an integral part of these statements.

                         FUTURE MEDIA PRODUCTIONS, INC.
                            STATEMENTS OF CASH FLOWS

                                               Year Ended December 31
                                        ---------------------------------------
                                           1997          1998          1999
                                        -----------  ------------  ------------
Operating activities
Net income............................  $ 7,800,159  $  6,712,633  $ 14,738,174
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
  Depreciation and amortization.......    1,949,838     2,860,789     4,368,177
  Stock related compensation expense..          --      3,055,000       720,000
  Provision for bad debts.............      955,243       120,000       120,000
  Loss on disposals of property and
   equipment..........................       20,959        57,058           --
  Deferred income taxes...............       17,000        22,000        74,500
  Changes in operating assets and
   liabilities:
   Accounts receivable................   (3,195,350)   (1,347,486)      713,144
   Inventories........................    1,523,072       (92,276)      (40,094)
   Prepaid expenses...................     (121,019)     (123,088)      149,396
   Other assets.......................      279,437       (92,411)      190,423
   Other receivables..................          --        275,000           --
   Accounts payable...................     (850,930)      941,330       113,483
   Accrued expenses...................       39,622       408,583        10,637
   Accrued expenses--royalties........    3,090,416    (1,953,206)    1,888,466
                                        -----------  ------------  ------------
Net cash provided by operating
 activities...........................   11,508,447    10,843,926    23,046,306
Investing activities
Capital expenditures..................   (3,641,686)   (6,751,862)  (15,226,235)
Purchases of investments..............          --            --     (2,152,400)
Proceeds from disposals of property
 and equipment........................          --         20,000           --
                                        -----------  ------------  ------------
Net cash used in investing
 activities...........................   (3,641,686)   (6,731,862)  (17,378,635)
Financing activities
Net borrowings (repayments) on line of
 credit...............................     (103,316)    1,352,893       235,766
Net payments on bank overdraft........     (914,366)     (226,150)     (146,769)
Proceeds from long-term debt..........    6,537,612    11,321,000           --
Repayments on long-term debt..........   (6,700,928)   (2,844,843)   (3,756,986)
Note receivable from officer..........          --            --     (1,428,000)
Payments on capital lease
 obligations..........................      (14,221)      (10,964)      (11,682)
Dividends paid to shareholders........   (6,671,542)  (13,704,000)     (560,000)
                                        -----------  ------------  ------------
Net cash used in financing
 activities...........................   (7,866,761)   (4,112,064)   (5,667,671)
Net change in cash and cash
 equivalents..........................          --            --            --
Cash and cash equivalents at beginning
 of period............................          --            --            --
                                        -----------  ------------  ------------
Cash and cash equivalents at end of
 period...............................  $       --   $        --   $        --
                                        ===========  ============  ============
Supplemental disclosures of cash flow
 information:
  Cash paid during the period for:
   Interest...........................  $   817,998  $  1,121,507  $  1,403,749
   State income taxes.................  $   107,000  $     61,500  $      1,800
Supplemental disclosure of non-cash
 transactions

  During the year ended December 31, 1997, the Company distributed $11,009,020 to shareholders consisting of a $4,337,478 reduction of notes receivable due from shareholders and cash payments of $6,671,542.

  In 1999, the Company agreed to provide replications of two million CD's to Synthonics partially as part of the Company's investment in Synthonics (valued at $700,000).

   The accompanying notes to the financial statements are an integral part of these statements.

                         FUTURE MEDIA PRODUCTION, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1999

1. Business and Summary of Significant Accounting Policies

 Description of Business

  Future Media Productions, Inc. (the Company) is an independent manufacturer/replicator of digital versatile discs (DVDs) and compact disks
(CDs) to companies in industries including Internet/online, film and entertainment, edutainment software, publishing and computer hardware. The majority of the Company's business is targeted at high volume customers in these markets.

 Pro Forma Balance Sheet Information

  The Company is an S Corporation for income tax purposes. The pro forma unaudited December 31, 1999 information in the accompanying balance sheet reflects the distribution, in the amount of approximately $14,407,386 (unaudited), to shareholders upon conversion from an S Corporation to a C Corporation and the establishment of a net deferred tax liability of approximately $2,900,000 (unaudited), resulting in an approximately $2,700,000 (unaudited) reduction of retained earnings, upon conversion as discussed further in Note 1, "Income Taxes," and Note 7 to the financial statements.

 Estimates and Assumptions

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions affecting the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates, although management does not believe differences would materially affect the Company's financial position or results of operations.

 Concentration of Credit Risk

  The Company manufactures and distributes DVDs and CDs principally to companies in the Internet/online, film and entertainment, edutainment software, publishing and computer hardware industries throughout the United States. The Company grants credit to its customers and does not require collateral. Credit evaluations are performed periodically as needed. Concentrations of sales and credit exist and are described in Note 5.

 Cash Equivalents

  The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

 Inventories

  Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

 Property and Equipment

  Property and equipment is stated at cost and depreciated over its useful life ranging from three to ten years using the straight-line method. Maintenance and repairs are charged to expense as incurred and costs of additions and betterments increasing useful lives are capitalized. Amortization of leased property is computed by the straight-line method over the lesser of the asset life or, life of the lease.

 Income Taxes

  The Company has elected to be taxed under the S Corporation provisions of the Internal Revenue Code which provides, in lieu of corporate income taxes, the shareholders separately account for their pro rata share of

                         FUTURE MEDIA PRODUCTIONS, INC.

                               December 31, 1999

the Company's items of income, deductions, losses and credits. Therefore, these statements do not include any provision for corporate federal income taxes. Similar provisions apply for California income tax reporting; however, California tax law provides for a 1.5% rate on taxable income at the corporate level. Accordingly, the income tax provision consists of 1.5% tax due on the California taxable income of the Company offset by certain manufacturing credits.

  In connection with the closing of the proposed public offering, the Company's S Corporation status will terminate and the Company will be taxed thereafter as a C Corporation. The pro forma statements of income reflect a provision for federal and state income taxes as if the Company was a C Corporation for the periods presented. Upon conversion to a C Corporation, the Company will establish a net deferred tax liability with an accompanying increase to income tax expense. If this charge were recorded at December 31, 1999, the amount would have been approximately $2,700,000 (unaudited), consisting primarily of timing differences related to depreciation.

  Immediately prior to the closing of the proposed public offering, the Company will enter into a tax indemnification agreement with the existing shareholders relating to respective income tax liabilities. The tax indemnification agreement is intended to assure the Company assumes taxes for the related income giving rise to such taxes and the existing shareholders assume taxes for which they have received the related income giving rise to such taxes.

 Revenue Recognition

  Revenues are recorded when products are shipped or orders are completed under purchase orders or contracts and are due to be shipped but awaiting instructions from the customer of the shipping destination. Revenues related to the latter have been insignificant at the end of reporting periods.

 Stock-Based Compensation

  The Company accounts for employee and director stock options using the intrinsic value method. Generally, the exercise price of the Company's employee stock options equals or exceeds the market price of the underlying stock on the date of grant and no compensation expense is recognized. If the option price is less than fair value, the Company records compensation expense over the vesting period of the stock option. Options granted to non-employees are accounted for using a fair value method. The Company has disclosed the pro forma material effects of using the fair value method of all options in its financial statements.

 Earnings Per Share

  Basic earnings per share has been computed by dividing net income by the weighted average number of common shares outstanding for the periods presented. Diluted earnings per share has been computed by dividing net income by securities or other contracts to issue common stock as if these securities were exercised or converted to common stock.

                         FUTURE MEDIA PRODUCTIONS, INC.

                               December 31, 1999


  The following table sets forth the calculation for basic and diluted earnings per share for the periods presented:

                                                  Year Ended December 31
                                             ---------------------------------
                                                1997       1998       1999
                                             ---------- ---------- -----------
   Earnings:
     Net income............................. $7,800,159 $6,712,633 $14,738,174
                                             ========== ========== ===========
   Shares:
     Weighted average shares for basic
      earnings per share....................  9,000,000  9,000,000   9,000,000
     Share equivalents for dividends to
      stockholders..........................        --         --      623,641
     Stock options and warrants.............        --     498,287     712,537
                                             ---------- ---------- -----------
     Weighted average shares for diluted
      earnings per share....................  9,000,000  9,498,287  10,336,178
                                             ========== ========== ===========

 Pro Forma Earnings Per Share (unaudited)

  The Company is currently taxed as an S Corporation for federal income and California franchise tax purposes. Accordingly, the provision for income taxes for the periods presented reflect primarily state income tax. The pro forma unaudited earnings per share information is calculated as if the Company had been subject to tax as a C Corporation for the most recent period presented.

 Long-Lived Assets

  The Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate the carrying amount of any asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. If impairment is indicated, the amount of the loss to be recorded is based upon an estimate of the difference between the carrying amount and the fair value of the asset. Fair value is based upon discounted estimated cash flows expected to result from the use of the asset and its eventual disposition and other valuation methods. The Company has identified no such impairment losses.

 Comprehensive Income

  There were no significant items of comprehensive income and no impact of these items on the Company's results of operations for the years ended December 31, 1997, 1998 and 1999, and therefore no further disclosures related to this matter have been made.

 Reclassifications

  Certain reclassifications have been made to the December 31, 1997 and 1998 financial statements to conform to the presentation in 1999.

2. Inventories

  Inventories consisted of the following:

                                                                December 31
                                                            -------------------
                                                              1998      1999
                                                            --------- ---------
   Raw materials........................................... $ 604,972 $ 668,515
   Work-in process and finished goods......................   121,802    98,353
                                                            --------- ---------
                                                            $ 726,774 $ 766,868
                                                            ========= =========

                         FUTURE MEDIA PRODUCTIONS, INC.

                               December 31, 1999


3. Property and Equipment

  Property and equipment, net, consisted of the following:

                                    December 31
                             --------------------------
                                 1998          1999
                             ------------  ------------
   Plant equipment.........  $ 27,799,629  $ 39,057,036
   Computer equipment and
    software...............        95,736       237,871
   Office furniture and
    equipment..............        83,564        83,558
   Automotive equipment....        71,080        96,865
   Leasehold improvements..       815,912     1,698,122
   Leased property under
    capital leases.........        57,540        57,540
                             ------------  ------------
                               28,923,461    41,230,992
   Less accumulated
    depreciation and
    amortization...........    (7,025,368)  (11,393,544)
                             ------------  ------------
                             $ 21,898,093  $ 29,837,448
                             ============  ============

4. Investments

  On December 21, 1999, the Company purchased, through an underwriting, 648 units of Lions Gate Entertainment, a Canadian motion picture production and distribution company. Each unit was purchased for $2,550 or a total of $1,652,400. Each unit consists of one 5.25% Convertible Redeemable Preferred Stock and 425 warrants. Each share of preferred stock is convertible into 1,000 shares of common stock and each warrant entitles the holder to purchase one share of Lions Gate common stock at $5.00 per share. The closing quoted market value per share of Lions Gate on February 28, 2000 was $2.625. The warrants expire January 2004.

  On December 23, 1999, the Company paid in cash $500,000 to Synthonics Technologies, Inc. (Synthonics) in return for a note receivable convertible into 11,518,096 shares of Synthonics common stock, which at the time represented 38% of Synthonics outstanding shares. The Company agreed to replicate and package up to two million CDs without charge to Synthonics and establish a catalog company to develop and produce 3D interactive digital catalogs on behalf of Synthonics for its customers. A member of Synthonics Board of Directors is also a member of the Company's Board of Directors. The investment in Synthonics totaling $1,200,000 (including an amount of $700,000 as the fair market value of the replication services to be performed), will be accounted for under the equity method.

5. Related Party Transactions and Major Customers

  During the years ended December 31, 1997 and 1998, a significant portion of the Company's revenue activity consisted of sales to one affiliated company, which at the time was partially owned by the shareholders of the Company. Net sales to this affiliate, an original manufacturer of personal computers, were $12,068,296, $5,349,057 and $553,799 for the years ended December 31, 1997,
1998 and 1999, respectively, and represented 33.5%, 12.4% and 1.0% of the Company's net sales, respectively. At December 31, 1998 and 1999, accounts receivable from this affiliate were $614,538 and $23,103, or 7.5% and 0.3% of total trade receivables, respectively.

  Net sales to the Company's top two unaffiliated customers in 1997 and 1998 and top three unaffiliated customers in 1999 were 35.4%, 47.6% and 55.6% of total net sales, respectively, including one customer in 1999 which represented 32.1% of total net sales. Accounts receivable in the aggregate from these significant customers at December 31, 1998 and 1999 were $1,457,142, or 17.9% and $2,434,045, or 32.5% of total trade receivables, respectively.

                         FUTURE MEDIA PRODUCTIONS, INC.

                               December 31, 1999


  During the year ended December 31, 1997, the Company wrote off accounts receivable balances due from related parties in the aggregate of $670,263, none of which related to the receivables from the affiliated company discussed above.

  A director of the Company performed services for the Company including investigation of strategic and financing alternatives. As consideration for such services, the Company paid to the director $25,000, $101,184 and $0, including out of pocket expenses during the years ended December 31, 1997, 1998 and 1999. The Company has committed, upon consummation of an offering, to a cash payment to the director of 0.75% of the gross proceeds of an offering and additional equity securities, warrants, or other participating interests in the Company representing 0.25% of the consideration raised in value, priced in accordance with a Black-Scholes option model, with a minimum amount of warrants issuable pursuant to this transaction not to be less than $50,000 in value. After the end of the year, the Company paid a non-refundable retainer of $60,000 to this director, which will be credited against any transaction fees payable pursuant to the offering.

  During the year ended December 31, 1999, the Company made non-interest bearing loans totaling $1,427,000 and interest bearing loans totaling $1,075,000 (interest accrued at the Company's borrowing rate with its major lender) to its president. These loans were repaid in their entirety during 1999 except for interest accrued, totaling approximately $72,000, which was subsequently forgiven by the Company's Board of Directors. After the end of 1999, the Company loaned $2,630,000 to this officer with interest at the Company's borrowing rate with its major lender.

  During 1999, advances totaling $2,500,000 were made to one of the Company's shareholders. This amount was repaid before the end of 1999. In addition, a loan totaling $1,000,000 was made during 1999 to a company partially owned by the Company's president and this shareholder. This amount was repaid prior to the end of 1999.

  In connection with stock warrants issued to an officer of the Company (see
Note 9), the Company loaned an officer a total of $1,428,000 under promissory notes bearing compound interest at the rate of 4.6% per annum. The unpaid principal balance and any accrued but unpaid interest shall be due and payable on the earlier of: (1) January 1, 2006; or (2) the fifteenth day following the date of delivery by the Company to Maker of written demand therefore made at any time after the later of (a) the closing of a Liquidity Event (as defined), or (b) if applicable, the expiration of any lock-up period imposed in connection with such Liquidity Event on the common stock of the Company, or any successor to the Company, held by Maker.

  In 1999, the Company made payments in lieu of lease payments on a new production facility to a company owned by the Company's president. Such payments during the year totaled $86,000. Subsequent to December 31, 1999, the Company expects to enter into a multi-year lease agreement with this company. Lease payments are expected to be negotiated at rates commensurate with commercial terms charged for similar properties in the area with increases based on the Consumer Price Index.

6. Financing

  In February 1997, the Company entered into a credit agreement (Credit Agreement) with a lender, which was amended in January 1998 and further amended in April 1998, July 1998, June 1999 and January 2000. The Credit Agreement currently provides loans based on 80% of the Company's eligible receivables (as defined) (Receivable Loans), loans based on 90% of the net purchase price of new equipment purchased and delivered subsequent to June 1999 (Equipment Loans) and additional revolving loans (Revolving Loans). Under the Credit Agreement the Company is allowed to borrow the lesser of $30,000,000 or an amount equal to 80% of the Company's eligible receivables (as defined), $15,000,000 of Equipment Loans plus the unpaid balance of

                         FUTURE MEDIA PRODUCTIONS, INC.

                               December 31, 1999

the Revolving Loans. The Credit Agreement had an original maturity date of February 28, 1998 and provided for automatic renewals. In January 1998, the agreement was amended to have an original maturity of April 30, 1998 and in January 2000 the maturity date was extended to June 30, 2001, and continues to provide for automatic renewals. Borrowings under Receivable Loans bear interest at the prime rate (8.5% at December 31, 1999) plus 2.0% per annum; however, the interest rate will not be less than 7.0% per annum. Outstanding borrowings under the Receivable Loans amounted to $1,616,537 at December 31, 1998 and $1,852,303 at December 31, 1999. The Credit Agreement is secured by accounts receivable, equipment, inventory and other assets and is personally guaranteed by the shareholders of the Company. Interest expense related to the Receivable Loans for the years ended December 31, 1997, 1998 and 1999 was $234,778, $116,959 and $274,833, respectively.

  Under the amendment of April 1998, the Revolving Loans were for an amount of $15,000,000, which is payable in monthly principal installments of $312,500 through (i) the earlier of the date the Credit Agreement terminates, or is terminated, or (ii) April 2002. The Revolving Loans bear interest at the prime rate (8.5% at December 31, 1999) plus 2.0% per annum; however, the interest rate will not be less than 7.0% per annum. The outstanding balance of the Revolving Loans was $12,812,500 and $9,062,500 at December 31, 1998 and 1999, respectively. As part of the Credit Agreement, the Revolving Loans are collateralized by accounts receivable, equipment, inventory and other assets and is personally guaranteed by the shareholders of the Company.
  Under the amendment of June 1999, amounts borrowed under the Equipment Loans are to be repaid in 48 equal monthly payments of principal through the earlier of (i) the earlier of the date the Credit Agreement terminates, or is terminated or (ii) the date such Equipment Loans have been repaid in full. The Equipment Loans bear interest at the prime rate (8.5% at December 31, 1999) plus 2.0% per annum; however, the interest rate will not be less than 7.0% per annum. At December 31, 1999 no amounts had been borrowed under the Equipment Loans.
  Subsequent to the closing of the offering described in Note 11, the Company anticipates renegotiating the terms under the Credit Facility, including maturity dates, covenants, interest rates and personal guarantees.

  Future maturities of long-term debt are as follows:

   Year ended December 31:
     2000........................................................... $ 3,757,697
     2001...........................................................   3,758,480
     2002...........................................................   1,568,627
                                                                     -----------
                                                                     $ 9,084,804
                                                                     ===========

  Interest expense incurred for long-term debt was $579,123, $1,142,893 and $1,125,167 for the years ended December 31, 1997, 1998 and 1999, respectively.

  The Company's weighted average interest rate on its debt was 10.5%, 10.4% and 10.1% for the years ended December 31, 1997, 1998 and 1999, respectively.

                         FUTURE MEDIA PRODUCTIONS, INC.

                               December 31, 1999


7. Income Taxes

  The provision (benefit) for state income taxes is as follows:

                                                      Year Ended December 31
                                                   ----------------------------
                                                     1997      1998     1999
                                                   --------- -------- ---------
   Current........................................ $ 102,900 $ 80,223 $ (72,500)
   Deferred.......................................    17,000   22,000    74,500
                                                   --------- -------- ---------
                                                   $ 119,900 $102,223 $   2,000
                                                   ========= ======== =========

  As described in Note 1 to the financial statements, the Company is currently an S Corporation for federal income and California franchise tax purposes under Subchapter S of the Internal Revenue Code and the corresponding provisions of the California statute. In connection with the closing of the proposed public offering as discussed in Note 11, the Company's S Corporation status will terminate and the Company will be taxed as a C Corporation. This will result in the establishment of a provision for income taxes and deferred tax liability of approximately $2,700,000 (unaudited) upon the closing date. The following unaudited pro forma income tax information has been determined as if the Company operated as a C Corporation for the periods presented:

                                                   Year Ended December 31
                                              --------------------------------
                                                 1997       1998       1999
                                              ---------- ---------- ----------
   Federal tax provision..................... $2,460,000 $2,115,600 $4,598,935
   State income taxes net of federal
    benefit..................................    701,100    602,800  1,297,135
                                              ---------- ---------- ----------
   Total pro forma income tax provision...... $3,161,100 $2,718,400 $5,896,070
                                              ========== ========== ==========

  The difference between actual income tax expense and the U. S. Federal statutory income tax rate is as follows:

                                                   Year Ended December 31
                                                   ---------------------------
                                                    1997      1998      1999
                                                   -------   -------   -------
   Statutory rate.................................    34.0 %    34.0 %    34.0 %
   State tax provision............................     1.5       1.5       1.5
   Manufacturers credit...........................     --        --       (1.5)
   S Corporation status...........................   (34.0)    (34.0)    (34.0)
                                                   -------   -------   -------
   Effective tax rate.............................     1.5 %     1.5 %     0.0 %
                                                   =======   =======   =======

  The difference between the unaudited pro forma income tax expense and the U.S. Federal statutory income tax rate is as follows:

                                                   Year Ended December 31
                                                   ---------------------------
                                                    1997      1998      1999
                                                   -------   -------   -------
   Statutory rate.................................    34.0 %    34.0 %    34.0 %
   State tax provision............................     6.0       6.0       6.0
   Manufacturers credit...........................     --        --       (1.3)
   Other..........................................    (0.1)      --        1.3
                                                   -------   -------   -------
   Effective tax rate.............................    39.9 %    40.0 %    40.0 %
                                                   =======   =======   =======

                         FUTURE MEDIA PRODUCTIONS, INC.

                               December 31, 1999

  Deferred income tax assets and liabilities are computed for those differences having future tax consequences using the currently enacted tax laws and rates. Income tax expenses equal the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liabilities accounts.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

  Significant components of our deferred tax assets and liabilities are as follows:

                                                               December 31
                                                           --------------------
                                                             1998       1999
                                                           ---------  ---------
   Bad debt allowance..................................... $   2,400  $   4,000
   Other..................................................     5,600      9,000
   Credit carryovers......................................       --      43,000
                                                           ---------  ---------
   Total deferred assets..................................     8,000     56,000
   Depreciation...........................................   (90,000)  (116,000)
   Other..................................................       --     (96,500)
                                                           ---------  ---------
   Total deferred liabilities.............................   (90,000)  (212,500)
                                                           ---------  ---------
   Net deferred tax liabilities........................... $ (82,000)  (156,500)
                                                           =========  =========
   Balance sheet classification:
     Current deferred tax assets.......................... $   8,000  $     --
     Current deferred tax liabilities.....................       --      40,500
     Long-term deferred tax liabilities...................    90,000    116,000

8. Commitments

  The Company leases two office and manufacturing facilities in Valencia, California, under operating leases. One of the leases expires in February 2002. The other lease expires in May 2007 and is with a company owned by the shareholders of the Company. Both leases provide for adjustments to the monthly base rent periodically, based on the Consumer Price Index.

  At December 31 1999, future minimum lease payments required under the lease arrangement are as follows:

                                               Related Party  Other     Total
                                               ------------- -------- ----------
   Year ended December 31:
     2000.....................................  $  240,000   $276,638 $  516,638
     2001.....................................     240,000    273,358    513,358
     2002.....................................     240,000     49,345    289,345
     2003.....................................     240,000        570    240,570
     2004.....................................     240,000        --     240,000
     Thereafter...............................     580,000        --     580,000
                                                ----------   -------- ----------
                                                $1,780,000   $599,911 $2,379,911
                                                ==========   ======== ==========

                         FUTURE MEDIA PRODUCTIONS, INC.

                               December 31, 1999


  Total rent expense pursuant to these leases was $395,672, $507,886 and $504,312 for the years ended December 31, 1997, 1998 and 1999, respectively. Rental payments to related parties were $140,000 for the year ended December 31, 1997 and $240,000 for both the years ended December 31, 1998 and 1999.

  Subsequent to December 31, 1999, the Company expects to enter into a multi-year lease agreement for a new production facility and negotiated a termination of its lease agreement for one of its existing facilities. The new lease is expected to be a multi-year operating lease with a company owned by the shareholders of the Company to be negotiated at rates commensurate with commercial terms charged for similar properties with periodic adjustments to the monthly base rent based on the Consumer Price Index. The Company does not expect to incur significant expenses in terminating its existing lease under the terms of the agreement with the current landlord.

9. Stockholders' Equity

 Stock Options

  In April 1998, the Company adopted a Stock Incentive Plan (Stock Plan). Each executive officer, employee, non-employee director or consultant of the Company or any of its future subsidiaries is eligible to be considered for the grant of awards under the Stock Plan. A maximum of 1,200,000 shares of common stock may be issued pursuant to awards granted under the Stock Plan, subject to certain adjustments to prevent dilution. Any shares of common stock subject to an award, which for any reason expires or terminates unexercised, are again available for issuance under the Stock Plan. The options vest generally at periods up to 5 years. The Stock Plan will be administered by the Company's Board of Directors or by a committee of two or more non-employee directors appointed by the Board of Directors. The Stock Plan authorizes the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock and stock bonuses. No stock appreciation rights are outstanding at December 31, 1999.

  A summary of the Company's stock option activity, and related information is as follows:

                                                    Outstanding Stock Options
                                                  -----------------------------
                                                          Weighted
                                                          Average
                                                          Exercise   Range of
                                                  Number   Price     Exercise
                                                    of      Per     Prices Per
                                                  Options  Share      Share
                                                  ------- -------- ------------
Outstanding at January 1, 1998...................     --   $  --   $        --
  Granted........................................ 828,000   11.35   11.20-11.90
                                                  -------  ------  ------------
Outstanding at December 31, 1998................. 828,000   11.35   11.20-11.90
                                                  -------  ------  ------------
Outstanding at December 31, 1999................. 828,000  $11.35  $11.20-11.90
                                                  =======  ======  ============
Exercisable at:
  December 31, 1998..............................     --   $  --   $        --
                                                  =======  ======  ============
  December 31, 1999.............................. 214,500  $11.37  $11.20-11.90
                                                  =======  ======  ============

  At December 31, 1999, 372,000 shares were available for future grant. The weighted average remaining contractual life for the outstanding options is 8.46 years at December 31, 1999.

  If the Company had elected to recognize compensation expense based on the fair value of the options granted at grant date for its stock-based compensation plans, the Company's net income would have been

                         FUTURE MEDIA PRODUCTIONS, INC.

                               December 31, 1999

reduced by approximately $350,000 and $600,000 for the years ended December 31, 1998 and 1999, respectively, and basic and diluted earnings per share would have been $0.71 and $0.67, respectively, for the year ended December 31, 1998, and $1.57 and $1.37, respectively, for the year ended December 31, 1999. The fair value of the options is estimated using a minimum value option pricing model with the following weighted average assumptions for grants in 1998: dividend yield of 0.0%; risk free interest rate of 6.0%; and expected life of
5.0 years.

 Warrants

  On January 1, 1998, the Company granted to one of its officers warrants to purchase 366,600 shares of common stock. Each warrant provides for the purchase of one share of common stock at $0.0017 per share, resulting in stock warrant compensation expense of $3,055,000 for the year ended December 31, 1998, with the warrants expiring on December 31, 2007. These warrants have no voting rights, dividend rights or preferences until such time as they are exercised for shares of common stock. As of December 31, 1999 no warrants have been exercised.

Stock Related Compensation Expense

  In 1999, the shareholders of the Company committed to give 30,000 shares of their stock to a director for services to the Company. For the year ended December 31, 1999, the Company has recorded stock related compensation expense of $720,000 for this commitment based on the estimated fair value of the shares given, and a contribution to capital for the same amount from the shareholders.

10. Fair Value of Financial Instruments

  In estimating its fair value disclosures for financial statements, the Company used the following methods and assumptions:

    Cash and cash equivalents: The carrying amount approximates fair value.

    Accounts receivable, other receivables, accounts payable and accounts payable-equipment: The carrying amount approximates fair value. The fair value of the note receivable from officer discounted at the Company's borrowing rate is approximately $1,096,000.

    Line of credit and long-term debt: The carrying amounts of the Company's borrowings under its short-term revolving credit arrangements approximate their fair value. The fair values of the Company's long-term debts are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying amounts of long-term debts approximate their fair values.

11. Proposed Initial Public Offering

  On January 27, 2000, the Company's Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission, relating to an initial public offering of shares of the Company's unissued common stock and shares to be sold by selling shareholders.

  The S Corporation status of the Company will terminate upon the closing of the offering and, thereafter, the Company will be subject to federal and state income taxes. As a result of terminating its S Corporation status, the Company will pay a distribution of the retained earnings balance prior to closing to its shareholders.

-------------------------------------------------------------------------------

Until       , all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

-------------------------------------------------------------------------------



                      [LOGO OF FUTURE MEDIA APPEARS HERE]



                          Prudential Volpe Securities
                        a unit of Prudential Securities


                              CIBC World Markets

-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table itemizes the expenses incurred by the Registrant in connection with the issuance and distribution of the Securities being registered, other than underwriting discounts. All the amounts shown are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

   Registration fee--Securities and Exchange Commission................ $18,480
   NASD filing fee.....................................................
   Nasdaq National Market fee..........................................
   Accounting fees and expenses........................................
   Legal fees and expenses (other than blue sky).......................
   Blue sky fees and expenses, including legal fees....................
   Printing; stock certificates........................................
   Transfer agent and registrar fees...................................
   Consulting fees.....................................................
   Miscellaneous.......................................................
                                                                        -------
     Total............................................................. $
                                                                        =======

Item 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Registrant's Articles of Incorporation include a provision that eliminates the personal liability of its directors to the Registrant and its shareholders for monetary damages for breach of the directors' fiduciary duties in certain circumstances. This limitation has no effect on a director's liability (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the Registrant or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the Registrant or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of a serious injury to the Registrant or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its shareholders, (vi) under Section 310 of the California Corporations Code (the "California Code") (concerning contracts or transactions between the Registrant and a director) or (vii) under
Section 316 of the California Code (concerning directors' liability for improper dividends, loans and guarantees). The provision does not extend to acts or omissions of a director in his capacity as an officer. Further, the provision will not affect the availability of injunctions and other equitable remedies available to the Registrant's shareholders for any violation of a director's fiduciary duty to the Registrant or its shareholders.

  The Registrant's Articles of Incorporation also include an authorization for the Registrant to indemnify its agents (as defined in Section 317 of the California Code), through bylaw provisions, by agreement or otherwise, to the fullest extent permitted by law. Pursuant to this latter provision, the Registrant's Bylaws provide for indemnification of the Registrant's directors, officers and employees. In addition, the Registrant, at its discretion, may provide indemnification to persons whom the Registrant is not obligated to indemnify. The Bylaws also allow the Registrant to enter into indemnity agreements with individual directors, officers, employees and other agents. These indemnity agreements have been entered into with all directors and provide the maximum indemnification permitted by law. These agreements, together with the Registrant's Bylaws and Articles of Incorporation, may require the Registrant, among other things, to indemnify such directors against certain liabilities that may arise by reason of their status or service as directors (other than liabilities resulting from willful misconduct of a culpable nature), to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain directors' and officers' insurance if available on reasonable terms.

  The Company and certain of the Company's shareholders (the "Existing Shareholders") plan to enter into a tax indemnification agreement (the "Tax Agreement") relating to their respective income tax liabilities. Because the Company will be fully subject to corporate income taxation after the termination of the Company's S Corporation status, the reallocation of income and deductions between the period during which the Company was treated as an S Corporation and the period during which the Company will be subject to corporate income taxation may increase the taxable income of one party while decreasing that of another party. Accordingly, the Tax Agreement is intended to assure that taxes are borne by the Company on the one hand and the Existing Shareholders on the other only to the extent that such parties received the related income. The Tax Agreement generally provides that, if an adjustment is made to the taxable income of the Company for a year in which it was treated as an S Corporation, the Company will indemnify the Existing Shareholders and the Existing Shareholders will indemnify the Company against any increase in the indemnified party's income tax liability (including interest and penalties and related costs and expenses), with respect to any tax year to the extent such increase results in a related decrease in the income tax liability of the indemnifying party for that year. The Company will also indemnify the Existing Shareholders for all taxes imposed upon them as the result of their receipt of an indemnification payment under the Tax Agreement.

  Section 317 of the California Code and the Registrant's Bylaws make provision for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933 ("Securities Act").

  Section of the Underwriting Agreement filed as Exhibit 1.1 hereto sets forth certain provisions with respect to the indemnification of certain controlling persons, directors and officers against certain losses and liabilities, including certain liabilities under the Securities Act.

  The Registrant maintains director and officer liability insurance.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

  Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

                                                                         Exhibit
   Document                                                              Number
   --------                                                              -------
   Proposed form of Underwriting Agreement..............................   1.1
   Registrant's Amended and Restated Articles of Incorporation..........   3.1
   Registrant's Amended and Restated Bylaws.............................   3.2
   Registrant's Form of Indemnification Agreement.......................  10.4
   Tax Agreement........................................................  10.5

Item 15. RECENT SALES OF UNREGISTERED SECURITIES.

  In August, 1998, the Company issued pursuant to its 1998 Stock Incentive Plan (the "Stock Plan") stock options to purchase an aggregate of 180,000 shares of common stock at $11.90 per share to four directors of the Company. The issuance and sale of these securities is exempt from the registration requirements of the

Securities Act pursuant to Section 4(2) of the Securities Act as a transaction not involving any public offering, and also pursuant to Rule 701 because the offer and sale of the securities was pursuant to a compensatory benefit plan relating to compensation.

  In May 1998, pursuant to its 1998 Stock Plan the Company issued stock options to purchase an aggregate of 648,000 shares of common stock at $11.20 per share to 15 employees of the Company. The issuance and sale of these securities is exempt from the registration requirements of the Securities Act pursuant to
Section 4(2) of the Securities Act as a transaction not involving any public offering, and also pursuant Rule 701 because the offer and sale of the securities was pursuant to a compensatory benefit plan relating to compensation.

  The Company has agreed to issue to Averil Capital Markets Group, Inc. warrants to purchase shares of common stock equivalent to 0.25% of the gross proceeds raised in the Offering. The issuance of these warrants was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction not involving any public offering, and also pursuant to Rule 701 because the offer and sale of the securities was pursuant to a compensatory benefit plan relating to compensation.

  On January 1, 1998 the Company issued warrants to purchase 366,600 shares of common stock to David Moss, the Company's Vice President--Operations, for services which had been rendered by Mr. Moss. The issuance of these warrants was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction not involving any public offering, and also pursuant to Rule 701 because the offer and sale of the securities was pursuant to a compensatory benefit plan relating to compensation.

Item 16. EXHIBITS.

   Exhibit
   Number                           Exhibit Description
   -------                          -------------------
     1.1   Form of Underwriting Agreement.*
     3.1   Amended and Restated Articles of Incorporation of Registrant.
     3.2   Amended and Restated Bylaws of Registrant.
     4.1   Specimen Stock Certificate of Common Stock of Registrant.*
     5.1   Opinion and Consent of Troop Steuber Pasich Reddick & Tobey, LLP.*
    10.1   1998 Stock Incentive Plan.
    10.2   Form of Registrant's Stock Option Certificate (Non-Statutory Stock
           Option).
    10.3   Form of Registrant's Stock Option Certificate (Incentive Stock
           Option).
    10.4   Form of Director and Officer Indemnification Agreement.
    10.5   Form of Tax Indemnification Agreement to be entered into among
           Registrant and the Existing Shareholders.*
    10.6   Employment Agreement, dated August 26, 1998, between the Registrant and David Moss.
    10.7   Warrant Agreement, dated January 1, 1998, between the Registrant and
           David Moss.
    10.8   Lease Agreement and Notice of Extension thereof, dated August 24,
           1994 and June 13, 1996, respectively, between the Registrant and
           Hermann Rosen & Florence W. Rosen, Trustees.
    10.9   Lease Agreement, dated May 1, 1997, between the Registrant and
           Bascal Properties.
    10.10  Loan and Security Agreement dated February 26, 1997, between the
           Registrant and Greyrock Business Credit.

   Exhibit
   Number                           Exhibit Description
   -------                          -------------------
    10.11  Extension Agreement, dated January 16, 1998, between the Registrant and Greyrock Business Credit.
    10.12  Amendment to Loan Agreement, dated April 29, 1998, between the
           Registrant and Greyrock Business Credit.
    10.13  Extension Agreement, dated September 4, 1998, between the Registrant and Greyrock Business Credit.
    10.14  Amendment to Loan Document, dated June 17, 1999 between the
           Registrant and Greyrock Business Capital.
    10.15  Amendment to Loan Document, dated January 25, 2000, between the
           Registrant and Greyrock Business Capital.
    10.16  Comprehensive CD Disc License Agreement, dated October 1, 1996, between the Registrant and U.S. Phillips Corporation.
    10.17  Non-Exclusive Patent License Agreement for Disc Product
           Manufacturers, dated June 1, 1996, between the Registrant and
           Discovision Associates.
    10.18  Letter Agreement, dated June 15, 1998, between the Registrant and
           Averil Capital Markets Group, Inc.
    10.19  Engagement Agreement, dated June 15, 1998, between the Registrant and Averil Capital Markets Group, Inc.
    10.20  DVD Format and Logo License, dated January 11, 2000, between the
           Registrant and Toshiba Corporation.
    10.21  DVD Video Disc and DVD Rom Disc Patent License Agreement, dated
           October 1, 1999, between the Registrant and U.S. Philips
           Corporation.
    10.22  Patent License Agreement for the Use of AC-3 Technology in the
           Manufacture of DVD Discs, dated October 1, 1999, between Registrant and U.S. Phillips Corporation.
    10.23  Subscription Agreement, dated December 22, 1999, between the
           Registrant and Synthonics Technologies, Inc.*
    10.24  Letter Agreement, between the Registrant and Lions Gate
           Entertainment Corp.*
    23.1   Consent of Troop Steuber Pasich Reddick & Tobey, LLP (included in its opinion filed as Exhibit 5.1 hereto).*
    23.2   Consent of Ernst & Young LLP.
    24.1   Power of Attorney (included on signature page).
    27.1   Financial Data Schedule.

--------
 *To be filed by Amendment.

 (b) Financial Statement Schedules

 Report of Independent Auditors.

 Schedule II Valuation and Qualifying Accounts

Item 17. UNDERTAKINGS.

  (a) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c) The undersigned registrant hereby undertakes that:

    (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on March 14, 2000.

                                          Future Media Productions, Inc.

                                             /s/ Alex Sandel
                                          By: _________________________________
                                                Alex Sandel
                                                Chairman of the Board,
                                                Chief Executive Officer and
                                                 President

                               POWER OF ATTORNEY

  Each person whose signature appears below constitutes and appoints Alex Sandel and Louis Weiss, and each of them, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to this Registration Statement and a new Registration Statement filed pursuant to Rule 462(b) of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

              Signature                          Title                   Date
              ---------                          -----                   ----
          /s/ Alex Sandel              Chairman of the Board,       March 14, 2000
______________________________________  Chief Executive Officer
             Alex Sandel                and President

          /s/ Louis Weiss              Chief Financial Officer,     March 14, 2000
______________________________________  Principal Accounting
             Louis Weiss                Officer and Secretary

       /s/ Sanford R. Cilman           Director                     March 14, 2000
______________________________________
          Sanford R. Climan

           /s/ Mark Dyne               Director                     March 14, 2000
______________________________________
              Mark Dyne

         /s/ Diana Maranon             Director                     March 14, 2000
______________________________________
            Diana Maranon

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
 Future Media Productions, Inc.

  We have audited the financial statements of Future Media Productions, Inc. as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 and have issued our report thereon dated February 25, 2000 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. The schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

  In our opinion, the financial statement schedule referred to above as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

Los Angeles, California
February 25, 2000

                                                                     SCHEDULE II

                         FUTURE MEDIA PRODUCTIONS, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

                        ALLOWANCE FOR DOUBTFUL ACCOUNTS
              For the Years Ended December 31, 1997, 1998 and 1999

                                      Charged                         Balance
                           Balance at to Costs Charged                 at End
                           Beginning    and    to Other                  of
Description                of Period  Expenses Accounts Deductions(1)  Period
-----------                ---------- -------- -------- ------------- --------
Column A                    Column B      Column C        Column D    Column E
--------                   ---------- ----------------- ------------- --------
Year Ended December 31,
 1997.....................  $298,439  $955,243   $ --    $1,003,682   $250,000
Year Ended December 31,
 1998.....................   250,000   120,000     --       207,000    163,000
Year Ended December 31,
 1999.....................   163,000   120,000     --        17,222    265,778

--------
(1)  Uncollectible accounts written off, net of recoveries.

                                 EXHIBIT INDEX

   Exhibit
   Number                           Exhibit Description
   -------                          -------------------
     1.1   Form of Underwriting Agreement.*
     3.1   Amended and Restated Articles of Incorporation of Registrant.
     3.2   Amended and Restated Bylaws of Registrant.
     4.1   Specimen Stock Certificate of Common Stock of Registrant.*
     5.1   Opinion and Consent of Troop Steuber Pasich Reddick & Tobey, LLP.*
    10.1   1998 Stock Incentive Plan.
    10.2   Form of Registrant's Stock Option Certificate (Non-Statutory Stock
           Option).
    10.3   Form of Registrant's Stock Option Certificate (Incentive Stock
           Option).
    10.4   Form of Director and Officer Indemnification Agreement.
    10.5   Form of Tax Indemnification Agreement to be entered into among
           Registrant and the Existing Shareholders.*
    10.6   Employment Agreement, dated August 26, 1998, between the Registrant and David Moss.
    10.7   Warrant Agreement, dated January 1, 1998, between the Registrant and
           David Moss.
    10.8   Lease Agreement and Notice of Extension thereof, dated August 24,
           1994 and June 13, 1996, respectively, between the Registrant and
           Hermann Rosen & Florence W. Rosen, Trustees.
    10.9   Lease Agreement, dated May 1, 1997, between the Registrant and
           Bascal Properties.
    10.10  Loan and Security Agreement dated February 26, 1997, between the
           Registrant and Greyrock Business Credit.
    10.11  Extension Agreement, dated January 16, 1998, between the Registrant and Greyrock Business Credit.
    10.12  Amendment to Loan Agreement, dated April 29, 1998, between the
           Registrant and Greyrock Business Credit.
    10.13  Extension Agreement, dated September 4, 1998, between the Registrant and Greyrock Business Credit.
    10.14  Amendment to Loan Document, dated June 17, 1999 between the
           Registrant and Greyrock Business Capital.
    10.15  Amendment to Loan Document, dated January 25, 2000, between the
           Registrant and Greyrock Business Capital.
    10.16  Comprehensive CD Disc License Agreement, dated October 1, 1996, between the Registrant and U.S. Phillips Corporation.
    10.17  Non-Exclusive Patent License Agreement for Disc Product
           Manufacturers, dated June 1, 1996, between the Registrant and
           Discovision Associates.
    10.18  Letter Agreement, dated June 15, 1998, between the Registrant and
           Averil Capital Markets Group, Inc.
    10.19  Engagement Agreement, dated June 15, 1998, between the Registrant and Averil Capital Markets Group, Inc.
    10.20  DVD Format and Logo License, dated January 11, 2000, between the
           Registrant and Toshiba Corporation.
    10.21  DVD Video Disc and DVD Rom Disc Patent License Agreement, dated
           October 1, 1999, between the Registrant and U.S. Philips
           Corporation.

   Exhibit
   Number                          Exhibit Description
   -------                         -------------------
    10.22  Patent License Agreement for the Use of AC-3 Technology in the
           Manufacture of DVD Discs, dated October 1, 1999, between Registrant and U.S. Phillips Corporation.
    10.23  Subscription Agreement, dated December 22, 1999, between the
           Registrant and Synthonics Technologies, Inc.*
    10.24  Letter Agreement, between the Registrant and Lions Gate
           Entertainment Corp.*
    23.1   Consent of Troop Steuber Pasich Reddick & Tobey, LLP (included in its opinion filed as Exhibit 5.1 hereto).*
    23.2   Consent of Ernst & Young LLP.
    24.1   Power of Attorney (included on signature page).
    27.1   Financial Data Schedule.

--------
 *To be filed by Amendment.